   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 11, 1999

                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                  ------------

                                  RADYNE CORP.
             (Exact name of Registrant as specified in its charter)

        NEW YORK                       3665                      11-2569467
(State or jurisdiction           (Primary Standard            (I.R.S. Employer
 of incorporation or         Industrial Classification       Identification No.)
     organization)                  Code Number)

                                  ------------

                             3138 EAST ELWOOD STREET
                             PHOENIX, ARIZONA 85034
                                 (602) 437-9620
               (Address, including zip code and telephone number,
       including area code, of Registrant's principal executive offices)

                                  ------------

                   ROBERT C. FITTING, CHIEF EXECUTIVE OFFICER
                                  RADYNE CORP.
                             3138 EAST ELWOOD STREET
                             PHOENIX, ARIZONA 85034
                                 (602) 437-9620
               (Name, address, including zip code, and telephone
               number, including area code, of agent for service)

                                  ------------

                                    COPY TO:

                             JOHN B. WADE, III, ESQ.
                              DORSEY & WHITNEY LLP
                                 250 PARK AVENUE
                               NEW YORK, NY 10177
                    (212) 415-9311/(212) 953-7201 (TELECOPY)

      Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. /_/

      If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to item 11(a)(1) of this form, check the following box. /_/

      If this Form is filed to register additional securities pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering. /_/

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering. /_/

      If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. /_/

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. /_/

                                  ------------

                         CALCULATION OF REGISTRATION FEE

                                                            PROPOSED         PROPOSED
                                                             MAXIMUM          MAXIMUM
   TITLE OF EACH CLASS OF                  AMOUNT TO     OFFERING PRICE      AGGREGATE         AMOUNT OF
   SECURITIES TO BE REGISTERED           BE REGISTERED       PER UNIT     OFFERING PRICE   REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------
                                           4,745,076
Common Stock, par value $.002 per share    Shares(1)           $3.73        $17,699,133          $4,921
-----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------
                                           4,745,076
Subscription Rights to Purchase Common    Subscription
 Stock                                        Rights           $0.00           $0.00             $0.00
-----------------------------------------------------------------------------------------------------------
TOTAL                                          --                --         $17,699,133          $4,921

(1) Issuable upon exercise of Rights which are being distributed to shareholders of Radyne Corp.

                                  ------------

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  RADYNE CORP.

                              CROSS REFERENCE SHEET

                  (PURSUANT TO ITEM 501(b) OF REGULATION S-K)


S-2 ITEM NUMBER AND CAPTION                          LOCATION OR CAPTION
---------------------------                             IN PROSPECTUS
                                                        -------------
 1. Forepart of the Registration Statement
    and Outside Front Cover Page of
    Prospectus ...............................  Outside Front Cover Page

 2. Inside Front and Outside Back Cover
    Pages of Prospectus ......................  Inside Front and Outside Back
                                                Cover Pages

 3. Summary Information, Risk Factors and
    Ratio of Earnings to Fixed Charges .......  Prospectus Summary; Risk Factors

 4. Use of Proceeds ..........................  Prospectus Summary; Purpose of
                                                the Rights Offering and Use of
                                                Proceeds

 5.  Determination of Offering Price .........  Purpose of the Rights Offering
                                                and Use of Proceeds

 6. Dilution .................................  Dilution

 7. Selling Security Holders .................  Not Applicable

 8. Plan of Distribution .....................  Outside Front Cover Page; The
                                                Rights Offering

 9. Description of Securities to be
    Registered ...............................  Outside Front Cover Page; The
                                                Rights Offering; Description of
                                                Capital Stock

10. Interest of Named Experts and Counsel ...   Not Applicable

11. Information with Respect to the
    Registrant ..............................   Outside Front Cover Page;
                                                Prospectus Summary; Risk
                                                Factors; Purpose of Rights
                                                Offering and Use of Proceeds;
                                                Price Range of Common Stock;
                                                Dividend Policy; Business;
                                                Shares Eligible for Future Sale;
                                                Description of Capital Stock

12. Incorporation of Certain Information
    by Reference ............................   Where You Can Find More
                                                Information

13. Disclosure of Commission Position on
    Indemnification for Securities Act
    Liabilities .............................   Not Applicable


                                   PROSPECTUS
                                  RADYNE CORP.

                                4,745,076 SHARES
                   OF COMMON STOCK, PAR VALUE $.002 PER SHARE
                                       AND
                          4,745,076 SUBSCRIPTION RIGHTS

                                  ------------

--------------------------------------------------------------------------------
                                                       PER SHARE        TOTAL
                                                       ---------        -----
Subscription
Price .............................................      $3.73       $17,699,133

Underlying
Discount ..........................................       N/A             N/A
                                                         -----       -----------

Total Proceeds
to Radyne .........................................      $3.73       $17,699,133

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


Radyne Corp. manufactures and designs digital data communications equipment for satellite telecommunications systems.

      ------------

The proceeds of this offering will be used to repay Radyne Corp.'s majority shareholder in connection with its financing of Radyne's recent acquisition of ComStream Holdings, Inc. and earlier working capital loans. Any additional funds remaining will be used for general working capital purposes.

--------------------------------------------------------------------------------

      THE SUBSCRIPTION RIGHTS

            - Each Radyne shareholder of record on January __, 1999 will be entitled to purchase four shares of common stock for every five shares currently owned.

            -     The purchase price per share is $3.73.

            - The subscription rights expire at 5:00 p.m. New York time on ___________, 1999, unless extended.

      THE COMMON STOCK

            - One share is issuable upon the exercise of one subscription right.

            - Voting rights for the new shares will be equal to the voting rights of shares currently outstanding.

      THE OFFERING

            -     You cannot revoke a decision to exercise.

            - Continental Stock Transfer & Trust Company will act as subscription agent. Payment for any shares of common stock should be sent to Continental Stock Transfer & Trust.

            -     [California residents may not participate in this offering.]

      RADYNE'S COMMON STOCK IS CURRENTLY TRADED OVER THE COUNTER AND IS NOT LISTED ON ANY SECURITIES EXCHANGE OR QUOTED ON NASDAQ.

      ----------
      YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS ON PAGE 6 BEFORE PURCHASING ANY OF THE COMMON STOCK.

      THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  ------------

                 The date of this Prospectus is January __, 1999

                       WHERE YOU CAN FIND MORE INFORMATION

      Radyne Corp. is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and files reports and other information with the Securities and Exchange Commission ("SEC"). You may read and copy any reports or other information Radyne Corp. at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. You may also request copies of these documents upon payment of a duplicating fee, by writing to the SEC's Public Reference Section. Please call the SEC at l-800-SEC-0330 for further information on the public reference rooms. Radyne Corp.'s SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at "http://www.sec.gov."

      Radyne Corp. filed a registration statement with respect to the shares of Common Stock and Rights to purchase Common Stock we are offering. Pursuant to SEC rules and regulations, this document does not contain all of the information that you can find in such registration statement. You may read and copy this information in the same way as any other information that Radyne Corp. files with the SEC.

      Statements in this document concerning any document filed as an exhibit to the registration statement are not necessarily complete and, in each instance, reference is made to the copy of the complete document filed as an exhibit to the registration statement. Each of those statements is qualified in its entirety by reference to the complete document. These documents, filed with the SEC, may be inspected and copied, and obtained by mail, from the SEC as set forth above and will be available for inspection and copying at the principal executive offices of Radyne Corp. at 3138 East Elwood Street, Phoenix, AZ 85034 during regular business hours by any interested securityholder of Radyne Corp. or his or her representative who has been so designated in writing.

      The SEC allows us to "incorporate by reference" information into this document, which means that we can disclose important information to you by referring you to another document filed separately with the SEC, including Radyne Corp.'s annual, quarterly and current reports. The information incorporated by reference is deemed to be part of this document, except for any information superseded by information in this document. The information incorporated by reference is an important part of this prospectus.

      This document incorporates by reference the documents set forth below that Radyne Corp. previously filed with the SEC. These documents contain important information about Radyne Corp. and its finances.

      Radyne Corp. incorporates by reference into this Prospectus:

            - its Annual Report on Form 10-K for the Fiscal Year Ended December 31, 1997, which contains audited financial statements for the Company's latest fiscal year for which a Form 10-K was required to have been filed and incorporates by reference certain portions of the Company's definitive Information Statement for the Annual Meeting of Stockholders held May 5, 1998;

            - its quarterly reports on Form 10-Q for the quarters ended March 31, 1998, June 30, 1998 and September 30, 1998;

            - all other reports filed by the Company pursuant to Section 13(a) or 15(d) of the Exchange Act since December 31, 1997, including but not limited to, the Form 8-Ks filed on July 24, 1998, July 31, 1998, August 28, 1998, October 30, 1998 and
                  December 24, 1998; and

            - the description of Radyne's Common Stock, $.002 par value, as contained in its registration statement on Form 8-A, filed with the Commission on March 8, 1984, as amended on July 25, 1988.

      Copies of our Annual Report on Form 10-K for the year ended December 31, 1997 and our Quarterly Report on Form l0-Q for the quarter ended September 30, 1998 accompany this prospectus. Other documents incorporated by reference may be obtained through the SEC and are available from Radyne Corp. without charge, other than exhibits, unless we have specifically incorporated by reference an exhibit in this document. You may obtain documents incorporated by reference in this document by making a request to Radyne Corp. by telephone at (602) 437-9620 or in writing at the following address:

                        Director of Administration
                        Radyne Corp.
                        3138 East Elwood Street
                        Phoenix, AZ 85034.

      You should rely only on the information contained in this document or that we have referred you to. We have not authorized anyone to provide you with information that differs from such information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

                               PROSPECTUS SUMMARY

      THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS. FOR THE MEANINGS OF CERTAIN TECHNICAL TERMS USED IN THIS PROSPECTUS IN REGARD TO THE BUSINESS OF RADYNE COMSTREAM, PLEASE SEE THE GLOSSARY COMMENCING ON PAGE 42.

                                   THE COMPANY

      Radyne Corp. and its subsidiaries ("Radyne Comstream") have engaged in the advanced design and production of digital data communications equipment for satellite telecommunications systems for over seventeen years. Since our inception in 1980, we have established ourselves as a supplier in the satellite ground equipment business. We design, manufacture and sell satellite modems and earth stations, satellite broadcast receivers, frequency converters, ancillary products and equipment racks containing integrated modems and supporting equipment for data, audio and TV communications.

      Radyne Corp. was forced to file for Chapter 11 bankruptcy protection in April 1994. We successfully emerged from bankruptcy in December 1994 upon the acquisition of approximately 91% of Radyne Corp.'s Common Stock by Engineering and Technical Services, Inc. ("ETS"), then a major customer of ours. On August 12, 1996, ETS was acquired by Singapore Technologies Pte Ltd through its wholly owned subsidiary, Stetsys Pte Ltd, and the latter's wholly owned subsidiary, Stetsys US, Inc. (collectively, "ST"). As a result, approximately 91% of Radyne Comstream's Common Stock is now held by ST. See "Business--Bankruptcy Reorganization."

      In 1995, ETS caused us to install a new management team, who moved our operations from New York to Phoenix, Arizona. As part of this management change, we hired an almost completely new staff of engineering, sales and support personnel, with funding advanced by ETS and subsequently ST. The new Radyne Comstream team has reinstituted our research, development and marketing programs and reinvigorated our product line.

      Consistent with our new growth strategy, on October 15, 1998 we acquired ComStream Holdings, Inc. ("Comstream") from Spar Aerospace Limited, a Canadian advanced technology company ("Spar"). Comstream is an international provider of digital transmission solutions for voice, data, audio and video applications with offices in the United States, Singapore, Indonesia, China and the United Kingdom. We acquired Comstream in an effort to expand our core business, supplement our product lines and take advantage of Comstream's trademark and distribution channels, and based on our belief that the combined companies could realize certain synergies. In addition, we believed that Comstream's recurring costs were very excessive and that substantial savings could be realized. To date, we have reduced ongoing costs in Comstream by almost $1,000,000 per month. See "Business."

      Radyne Corp. was incorporated in the State of New York on November 25, 1980. Our current headquarters address is 3138 East Elwood Street, Phoenix, Arizona 85034 and our telephone number is (602) 437-9620.

PURPOSE OF THE RIGHTS OFFERING AND USE OF PROCEEDS

      This Rights offering is intended to raise approximately $17,700,000 in gross proceeds to repay ST for the $10,000,000 of financing which it provided in connection with the Comstream acquisition and approximately $5,618,000 in principal amount of earlier working capital loans. Any additional funds remaining will be used for general working capital purposes.

      If we complete the Rights offering, the maximum gross proceeds to Radyne Comstream would be approximately $17,700,000 before payment of related fees and expenses estimated to be $300,000. However, although we have been informed that ST intends to fully exercise its Rights, no assurance can be given that any or all of the Rights received by others will be exercised. Shares underlying any unexercised Rights will not be reoffered to the public or otherwise issued at this time. Therefore, the actual proceeds from the Rights offering could be somewhat less.

      The Subscription Price has been established by the Board of Directors at $3.73 per share, which the Board determined to be the fair market value of the Common Stock based on the negotiated conversion price of the convertible note issued to Spar in connection with the Comstream acquisition. See "Purpose of the Rights Offering and Use of Proceeds."

                         SUMMARY OF THE RIGHTS OFFERING

The Rights ...........  Shareholders, [other than residents of California,] will receive four Rights for every five shares of Common
                        Stock held on the Record Date. An aggregate of
                        approximately 4,745,076 Rights will be distributed.
                        Holders of the Rights are entitled to purchase one share
                        of Common Stock for each Right exercised at the
                        Subscription Price. The Rights will be transferable. No
                        fractional Rights will be issued. Each Right will
                        entitle a shareholder to purchase one share of Common
                        Stock at $3.73 per share.

Subscription Price ...  $3.73 per share of Common Stock.

Record Date ..........  January __, 1999.

Transferability of
 Shareholder Rights ..  The Rights will be transferable, but it is not anticipated that a market will be made in the Rights or that they will be listed for trading on any exchange.
                        [Because subscriptions cannot be accepted from residents of California, no shareholder may transfer Rights to residents of such state.]

Expiration Date ......  5:00 p.m., New York time, on __________, 1999 unless the
                        Board of Directors determines that a material event has
                        occurred that necessitates one or more extensions of the
                        Expiration Date to permit adequate disclosure of
                        information concerning such event.



Procedure for
 Exercising Rights ...  Rights may be exercised by properly completing the certificate evidencing such Rights (a "Subscription
                        Certificate") and forwarding the Subscription
                        Certificate to the Subscription Agent or Radyne
                        Comstream (or following the Guaranteed Delivery
                        Procedures, referred to below) on or prior to the Expiration Date, together with payment in full of the Subscription Price with respect to such Rights. If the mail is used to forward Subscription Certificates, it is recommended that insured, registered mail be used. The exercise of a Right may not be revoked or amended. If time does not permit a holder of a Right to deliver a Subscription Certificate to the Subscription Agent or
                        Radyne Comstream on or before the Expiration Date, such person should make use of the Guaranteed Delivery
                        Procedures described under "The Rights
                        Offering--Exercise of Rights."

                        THE EXERCISE OF RIGHTS IS IRREVOCABLE ONCE MADE. NO
                        INTEREST WILL BE PAID ON THE MONEY DELIVERED IN PAYMENT
                        OF THE SUBSCRIPTION PRICE. If paying by uncertified personal check, please note that the funds paid thereby may take at least five business days to clear.
                        Accordingly, persons who wish to pay the Subscription
                        Price by means of uncertified personal check are urged to make payment sufficiently in advance of the Expiration Date to ensure that such payment is received and clears by such date. Shareholders are urged to consider payment by means of certified or cashier's check or money order. A Right may not be exercised in part and fractional shares will not be issued.

Persons Holding
Shares, or Wishing to
Exercise Rights,
Through Others .......  Persons who hold their Radyne Corp. shares and rights with a broker, dealer, commercial bank, trust company or
                        other nominee should contact the appropriate institution
                        or nominee and request it to effect the transactions for
                        them.

Issuance of Common
  Stock ..............  Certificates representing shares of Common Stock issuable upon exercise of Rights (the "Rights Shares")
                        will be delivered to the holder of such Rights as soon
                        as practicable after such Rights are validly exercised.
                        Funds delivered to the Subscription Agent will be held
                        by the Subscription Agent until the issuance of the
                        related Rights Shares. No interest will be paid to
                        holders of the Rights on funds held by the Subscription
                        Agent regardless of whether such funds are applied to
                        the Subscription Price or returned to the Holders.


Subscription Agent ...  Continental Stock Transfer & Trust Company

Information ..........  Any questions regarding this offering, including the procedure for exercising Rights, and requests for
                        additional copies of this Prospectus, the Subscription
                        Certificate or the notice of guaranteed delivery should
                        be directed to Radyne Comstream at 3138 East Elwood
                        Street, Phoenix, Arizona 85034, Attention: Director of
                        Administration. Telephone: (602) 437-9620.

Maximum Shares of
  Common Stock
  Outstanding after the
  Rights Offering ....  10,676,422 shares based on 5,931,346 shares outstanding on December 31, 1998. Does not give effect to the
                        issuance of 2,071,942 shares reserved for issuance upon
                        the exercise of options previously granted or that may
                        be granted from time to time under the 1996 Incentive
                        Stock Option Plan or the possible conversion of an
                        outstanding convertible note into an additional
                        1,876,675 shares.


      For more information regarding this offering, including the procedure for exercising Rights, see "The Rights Offering."

                     CERTAIN FEDERAL INCOME TAX CONSEQUENCES

      See "Certain Federal Income Tax Consequences" for a discussion of certain tax consequences that should be considered in connection with this offering.

                                  RISK FACTORS

      The purchase of Common Stock in the Rights Offering or the purchase of Rights in the secondary market involves investment risks relating to Radyne Comstream, to the data communications equipment industry in general and to this offering. Investors are urged to read and consider carefully the information set forth under the heading "Risk Factors."

      The Board of Directors of Radyne Comstream Makes No Recommendation to Holders as to Whether a Holder Should Exercise Rights to Purchase Shares of Common Stock in The Rights Offering. In Addition, The Board Makes No Recommendation to Any Person as to Whether a Person Should Purchase Rights.

                                  RISK FACTORS

      AN INVESTMENT IN THE COMMON STOCK OR RIGHTS IS HIGHLY SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD INVEST IN THESE SECURITIES ONLY IF YOU CAN AFFORD THE LOSS OF YOUR ENTIRE INVESTMENT. PRIOR TO MAKING AN INVESTMENT DECISION, YOU SHOULD CAREFULLY CONSIDER, TOGETHER WITH THE OTHER MATTERS REFERRED TO IN THIS PROSPECTUS, OR INCORPORATED BY REFERENCE, THE FOLLOWING RISK FACTORS. INFORMATION CONTAINED AND INCORPORATED BY REFERENCE IN THIS PROSPECTUS CONTAINS "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT AND SECTION 21E OF THE EXCHANGE ACT WHICH CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS "BELIEVES," "EXPECTS," "MAY," "WILL," "SHOULD" OR "ANTICIPATES" OR THE NEGATIVES OF SUCH TERMS OR OTHER VARIATIONS ON SUCH TERMS OR COMPARABLE TERMINOLOGY, OR BY DISCUSSIONS OF STRATEGY. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO VARY MATERIALLY FROM SUCH FORWARD-LOOKING STATEMENTS. THESE RISKS AND UNCERTAINTIES INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED BELOW. OTHER FACTORS CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS COULD ALSO CAUSE ACTUAL RESULTS TO VARY MATERIALLY FROM THE FUTURE RESULTS INDICATED IN SUCH FORWARD-LOOKING STATEMENTS.

HISTORY OF LOSSES MAY CONTINUE

      On a pro forma basis, Radyne Comstream incurred losses from continuing operations of $12,186,000 during the nine months ended September 30, 1998 and $6,826,000 during the year ended December 31, 1997. Radyne Comstream has been largely dependent upon loans from controlling shareholders to satisfy its working capital requirements. Accordingly, the likelihood of Radyne Comstream's future success must be considered in light of Radyne Corp.'s bankruptcy in 1994 and the possibility of future operating losses, as well as the problems, expenses, difficulties, risks and complications frequently encountered in connection with similarly situated companies. In addition, our future plans for Radyne Comstream are subject to known and unknown risks and uncertainties that may cause Radyne Comstream's actual results in future periods to be materially different from any future performance implied in this Prospectus. See "Additional Financing Requirements."

SIGNIFICANT LEVEL OF DEBT REQUIRES LARGE AMOUNT OF RESOURCES

      Radyne Corp. has been largely dependent on a succession of short-term loans and guarantees from its controlling shareholder, ST, and affiliates of ST since it emerged from Chapter 11 protection on December 16, 1994. Prior to its acquisition by Radyne, Comstream had been dependent on borrowings facilitated by Spar. At present, Radyne Comstream has short-term indebtedness to ST of $15,618,272, plus interest, payable on March 31, 1999, and has a $20,500,000 bank line of credit on which it owes approximately [$8,500,000]. In addition, Radyne Comstream owes Spar $7,000,000 in connection with the Comstream acquisition. Most of the proceeds from this offering will be used to repay the loans from ST. Although Radyne Comstream's indebtedness to the bank or Spar is not supported by a guarantee or any other form of binding agreement, ST has provided the bank with a letter of awareness. All loans pursuant to the bank line are demand loans. There can be no assurance that the bank will not demand repayment at an inopportune time for Radyne Comstream or that ST will continue to assist Radyne Comstream in maintaining such financing. If Radyne Comstream were to fail to realize substantially the anticipated net proceeds of this offering, its ability to repay its overall indebtedness, including its indebtedness to ST, and its financial condition could be materially adversely affected. See "Purpose of the Rights Offering and Use of Proceeds."

ADDITIONAL FINANCING REQUIREMENTS

      Based on our operating plan, we believe that in addition to the net proceeds of this offering, Radyne Comstream will require substantial additional financing in the next year. Specifically, we will need to repay the $7,000,000 note issued to Spar in connection with the Comstream acquisition. Accordingly, there can be no assurance that our resources will be sufficient to satisfy our capital requirements for such period. In addition to repaying debt, we anticipate that Radyne Comstream may require additional financing in order to meet its current plans for expansion. Such financing may take the form of the issuance of common or preferred equity securities or debt securities, or may involve additional bank financing. We may be unable to obtain such additional capital on a timely basis, on favorable terms, or at all. See "Purpose of the Rights Offering and Use of Proceeds."

HEAVY DEPENDENCE ON INTERNATIONAL SALES; SUBSTANTIAL DISRUPTIONS IN OVERSEAS MARKETS

      Radyne Comstream's strategy involves a commitment to expanding its business in overseas markets. Part of the rationale for pursuing overseas, as opposed to domestic, markets is the substantially greater need for our wireless communications technology in developing and underdeveloped countries. Such countries typically lack the infrastructure for building land based telecommunications systems and often involve vast distances and rugged terrain over which any such systems could be installed. As a result, we have dedicated substantial resources to penetrating markets in Europe, the Middle East, Canada, Latin America and Asia. While this activity fits with Radyne Comstream's long-term strategy, recent market volatility in Latin America and Asia may cause short-term problems which may have longer term negative effects. Export sales, as a percentage of net sales, were approximately 62% in the nine months ended September 30, 1998 and 64% for the year ended December 31, 1997 on a pro forma basis. As a result, the possibility of substantial future disruptions and the impact of events to date could have a material adverse effect on our business, financial condition and results of operations. See "Business--Sales and Marketing."

DEPENDENCE ON DISTRIBUTORS AND PRINCIPAL CUSTOMERS

      Sales to key customers and certain distributors have constituted and are anticipated to constitute a significant portion of Radyne Comstream's business. On a pro forma basis, one customer accounted for approximately 10% of net sales for the nine-month period ended September 30, 1998 and approximately 9% of net sales for the year ended December 31, 1997. Decreased sales to such customer or the loss of any of these distributors could have a material adverse effect on the operating results and financial condition of Radyne Comstream. Radyne Comstream's distributors are not obligated to purchase any minimum quantity of its products. We can provide no assurance that such distributors will continue to purchase products or that Radyne Comstream will be able to enter into favorable agreements with other distributors for the sale of its products. See "Business--Sales and Marketing."

DEPENDENCE ON KEY PERSONNEL AND RECRUITMENT

      Our future performance is significantly dependent on the continued active participation of Robert C. Fitting, President and Chief Executive Officer, and Steve Eymann, Executive Vice President and Chief Technical Officer. Should either of these key employees leave or otherwise become unavailable to us, Radyne Comstream's business and results of operations could be materially adversely affected. Our continued ability to attract and retain highly skilled personnel is critical to the operations and expansion of Radyne Comstream. To date, we have been able to attract and retain the personnel necessary for our limited operations. However, we may not be able to do so in the future, particularly as we expand the business. If we are unable to attract and retain personnel with the necessary skills when needed, our business and expansion plans could be materially adversely affected.

DEPENDENCE ON SUPPLIERS TO MANUFACTURE OUR PRODUCTS

      Radyne Comstream outsources the purchase, assembly and testing of certain of its subsystems and products to a small number of qualified vendors. Other products are assembled and tested at either our San Diego, California or Phoenix, Arizona facilities using subsystems and circuit boards supplied by subcontractors. Although we believe that we maintain adequate stock to reduce the procurement lead time for certain components, our products use a number of specialized chips and customized components or subassemblies produced by a limited number of suppliers. In the event that such vendors and suppliers are unable to fulfill our requirements, we could experience an interruption in production until an alternative source of supply was developed. We believe that there are a number of companies capable of providing replacements for the types of unique chips and customized components and subassemblies used in Radyne Comstream's products. See "Business--Manufacturing."

RAPID TECHNOLOGICAL CHANGE; RISK OF OBSOLESCENCE OF OUR PRODUCTS

      The technology used in modems, converters and related equipment changes rapidly. Radyne Comstream's competitors may succeed in developing or marketing products or technologies that are more effective and/or less costly and which render our products obsolete or non-competitive. In addition, new technologies could be developed that replace or reduce the value of our products. For example, as more fiber cables are laid under the oceans or otherwise brought into service, the use of satellites for international telephony is slowing. Our success will depend in part on our ability to respond quickly to technological changes through the development and improvement of our products. Accordingly, we believe that a substantial amount of capital will need to be allocated to research and development activities in the future. There can be no assurance that Radyne Comstream's product development efforts will be successful. Failure to improve our existing products and develop new products could have a material adverse effect on our business, financial condition and results of operations. See "Business--Industry Overview", "Business--Research and Development" and "Business--Competition."

HIGH COST OF RESEARCH AND DEVELOPMENT

      Our research and development efforts to date have been devoted to the design and development of new products for the satellite communications and telecommunications industries. Radyne Comstream's future growth depends on increasing the market share for its new products and adapting existing satellite communications products to new applications, and the introduction of new communications products that will find market acceptance and benefit from Radyne Comstream's established international distribution channels. Accordingly, we are actively applying our communications expertise to design and develop new hardware and software products and enhance existing products. On a pro forma basis, the Company expended $9,172,000 in the nine months ended September 30, 1998 and $10,529,000 in the year ended December 31, 1997, on research and development activities. However, Radyne Comstream may not continue to have access to sufficient capital to fund the necessary research and development and such efforts, even if adequately funded, may not prove successful. See "Business--Research and Development."

RISK FROM COMPETITORS

      We have a number of major competitors in the satellite communications field. These include large companies, such as Hughes Network Systems, NEC and California Microwave which have significantly larger and more diversified operations and greater financial, marketing, human and other resources than Radyne Comstream. We believe that we have been able to compete by concentrating our sales efforts in the international market, utilizing the resources of local distributors, and by emphasizing product features and quality. However, most of our competitors offer products which have one or more features or functions similar to those offered by Radyne Comstream. We believe that the quality, performance and capabilities of our products, our ability to customize certain network functions and the relatively lower overall cost of our products, as compared to the costs generally offered by Radyne Comstream's major competitors, have contributed to Radyne Comstream's ability to compete successfully. However, our major competitors have the resources available to develop products with features and functions competitive with or superior to those offered by us. Such competitors may successfully develop such products, which may prevent us from maintaining a lower cost advantage for our products. Moreover, we may experience increased competition in the future from these, other currently unknown competitors or future entrants to the business. See "--Heavy Dependence on International Sales; Substantial Disruptions in Overseas Markets", and "Business--Competition."

RISK OF PATENT INFRINGEMENT CLAIMS

      We believe that improvement of existing products, reliance upon trade secrets, copyrights and unpatented proprietary know-how and the development of new products are generally as important as patent protection in establishing and maintaining a competitive advantage. Because patents often provide only narrow protection which may not provide a competitive advantage in areas of rapid technological change and because patent applications require public disclosure of information which may otherwise be subject to trade secret protection, Radyne Comstream has been cautious in obtaining patents on existing products. We have a number of patents, copyrights and other intellectual property rights in the form of software and integrated circuit designs. However, our technology could be found to infringe upon the intellectual property of others. If our technology should be found to impermissibly utilize the intellectual property of others, Radyne Comstream's ability to utilize the technology could be materially restricted or prohibited. In such event, we might be required to obtain licenses from third parties to utilize the patents or proprietary rights of others. We might be unable to obtain such licenses on acceptable terms or at all. In addition, in such event, we could incur substantial costs in defending against infringement claims made by third parties or in enforcing our own intellectual property rights. It should also be noted that some foreign countries in which Radyne Comstream's products are sold provide less protection to intellectual property than do the laws of the United States. Any misappropriation of Radyne Comstream's products could adversely affect our business. See "Business--Technology."

DIFFICULTY OF SUCCESSFULLY INTEGRATING AN ACQUISITION

      In pursuit of our business strategy, we recently acquired Comstream. The successful integration of Comstream is subject to risks commonly encountered in making acquisitions of companies or their services and technologies. Such risks include, among other things, the difficulty associated with assimilating the operations and personnel of the acquired companies, the potential disruption of our ongoing business, the inability of management to maximize our financial and strategic position through the successful integration of acquired customers, network facilities, technology, other assets, and distribution networks, additional expenses associated with the amortization of acquired intangible assets, the inability to maintain uniform standards, controls, procedures and policies and the impairment of relationships with employees as a result of the integration of new management personnel. In addition, part of our interest in acquiring Comstream was based on our belief that we could achieve substantial cost savings in its business. We may be unable to fully achieve such savings or overcome these or other risks associated with this acquisition. See "Purpose of the Rights Offering and Use of Proceeds."

CONTROL BY PRINCIPAL STOCKHOLDER

      Upon the closing of this offering, ST, which currently owns approximately 91% of Radyne Comstream's outstanding Common Stock, will continue to maintain a substantially similar level of control. ST will, therefore, continue to have the ability to elect all of Radyne Comstream's directors and to control the outcome of all issues submitted to a vote of Radyne Comstream's stockholders. As a result of ST's substantial ownership interest in the Common Stock, it may be more difficult for a third party to acquire Radyne Comstream. A potential buyer would likely be deterred from any effort to acquire Radyne Comstream absent the consent of ST or its participation in the transaction.

      We are subject to Section 912 of the New York Business Corporation Law, which restricts certain business combinations that are not approved by a corporation's board of directors.

NO DIVIDENDS

      We have not paid any cash dividends on the Common Stock since inception and do not intend to pay any dividends to our stockholders in the foreseeable future. We currently intend to reinvest earnings, if any, in the development and expansion of our business. See "Dividend Policy" and "Description of Common Stock."

SIGNIFICANT DISCRETION OVER USE OF PROCEEDS BY BOARD OF DIRECTORS

      Substantially all of the net proceeds from this offering are expected to be allocated to reducing debt owed to ST in connection with both the Comstream acquisition and certain working capital loans. However, such proceeds may be utilized in the discretion of the Board of Directors. As a result, investors will not know in advance how such net proceeds will be utilized by Radyne Comstream. See "Purpose of the Rights Offering and Use of Proceeds."

IMMEDIATE AND SUBSTANTIAL DILUTION; NET TANGIBLE BOOK VALUE DEFICIENCY BEFORE OFFERING

      Upon the closing of this offering, investors will incur immediate and substantial dilution in the per share net tangible book value of their Common Stock. At December 31, 1997, after giving effect to the receipt by Radyne Comstream of the maximum net proceeds of the Rights Offering, Radyne Comstream, would have had a pro forma net tangible book value of approximately $0.40 per share. Net tangible book value is the amount of Radyne Comstream's total assets minus intangible assets and liabilities. See "Dilution."

      To the extent that Rights are exercised, those shareholders who do not exercise their Rights in full will realize a dilution in their percentage voting interest and ownership interest in future net earnings, if any, of Radyne Comstream. Radyne Comstream cannot predict the effect, if any, this offering will have on the market price of the Common Stock. See "Market Considerations; Volatility of Stock Price" below.

      Radyne Comstream currently has outstanding under the 1996 Incentive Stock Option Plan options exercisable to purchase an aggregate of 721,332 shares of Common Stock at an exercise price of $2.50 per share (in the case of 656,957 of such options, the optionee/employee would be entitled to a bonus of $1.72 per share upon exercise) and 77,750 shares at $3.125 per share. Options on an additional 146,625 shares and 233,250 shares will become exercisable at $2.50 per share and $3.125 per share, respectively, over the next three years, assuming that the grantees, employment does not terminate prematurely. An additional 892,985 shares are available for options yet to be granted under the Plan. Exercise of the options granted under the 1996 Incentive Stock Option Plan would further reduce a shareholder's percentage voting and ownership interest.

SHARES ELIGIBLE FOR FUTURE SALE

      The sale, or availability for sale, of a substantial number of shares of Common Stock in the public market subsequent to this offering pursuant to Rule 144 under the Securities Act ("Rule 144") or otherwise could materially adversely affect the market price of the Common Stock and could impair Radyne Comstream's ability to raise additional capital through the sale of its equity securities or debt financing. Upon completion of this offering, if all Rights are fully exercised, there would be approximately 10,676,422 shares of Common Stock issued and outstanding. Of these shares, Radyne Comstream believes that approximately 999,622 would be freely transferable. The remaining approximately 9,676,800 shares would be held by ST and would be eligible for resale subject to the volume and manner of sale limitations of Rule 144 under the Securities Act.

DISCLOSURES RELATING TO LOW PRICED STOCKS MAY NEGATIVELY AFFECT LIQUIDITY

      Radyne Comstream's securities are subject to Rule 15g-9 under the Exchange Act which imposes additional sales practice requirements for broker-dealers which sell penny stocks to persons other than established customers and accredited investors as defined in Regulation D under the Securities Act. For transactions covered by this rule, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale.

      The SEC regulations define a "penny stock" to be any equity security not registered on a national securities exchange or for which quotation information is disseminated on NASDAQ that has a market price (as therein defined) of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Unless exempt, the rules require delivery, prior to a transaction in a penny stock, of a disclosure schedule prescribed by the SEC relating to the penny stock market. Disclosure is also required to be made about commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Consequently, such rule may adversely affect the ability of broker-dealers to sell Radyne Comstream's securities and may adversely affect the ability of purchasers in this offering to sell any of the securities acquired hereby in the secondary market.

MARKET CONSIDERATIONS; VOLATILITY OF STOCK PRICE

      Radyne Comstream cannot predict the effect that this offering will have on the trading price of the Common Stock. There can be no assurance that the market price of the Common Stock will not fall [remain] below the Subscription Price or that, following the exercise of Rights, a Rights holder will be able to sell shares acquired in this offering at a price equal to or greater than the Subscription Price. Since Radyne Comstream emerged from bankruptcy, the price of the Common Stock, which trades in the over-the-counter market under the OTC Bulletin Board symbol "RADN" (prior to January 1997, the symbol was "RDYN"), has varied widely and the price of the Common Stock or the Shareholder Rights may be subject to significant fluctuation in the future. See "Price Range of Common Stock" and "Dividend Policy." There has been no prior market for the Rights.

YEAR 2000 RISKS

      The Year 2000 issue concerns the fact that certain computer systems and processors may recognize the designation "00" as the year 1900 when it is intended to mean the Year 2000, resulting in system failure or miscalculations. Certain dates in 1999 may also cause problems for certain computer programs. Commencing in 1997, we began a comprehensive review of our information technology systems, upon which we are dependent for the conduct of day to day business operations, in order to determine the adequacy of those systems in light of future business requirements. Year 2000 readiness was one of the factors considered in the review process. We have completed our review of internal systems at our Phoenix facility, but our review of the San Diego and other Comstream facilities is ongoing. The majority of Radyne Comstream's application software programs are purchased from and maintained by vendors. Therefore, we are working with these software vendors to verify these applications are, or will become, Year 2000 compliant. We recognize the potential business impact related to the Year 2000 computer system issue and we are implementing a plan to assess and improve Radyne Comstream's state of readiness with respect to such issue. We presently believe that all mission critical systems are Year 2000 compliant and that the Year 2000 issue will not pose significant operational problems for Radyne Comstream's internal systems. However, it is possible that the scope of the Year 2000 problem could be greater than originally believed and that our efforts could prove inadequate. All Year 2000 costs to date have been expensed and we do not expect to incur any significant future costs related to the Year 2000 issue. However, we may choose to upgrade certain existing software that is already Year 2000 compliant, in which case the costs related to those upgrades will be capitalized in the normal course of business.

      As part of our comprehensive review, we are continuing to verify the Year 2000 readiness of third parties (vendors and customers) with whom Radyne Comstream has material relationships. This is a particular concern in light of our reliance on overseas assembly operations. We are not able to determine the effect on results of operations, liquidity and financial condition in the event our material vendors and customers are not Year 2000 compliant. Our inability to accurately forecast such effects may prevent Radyne Comstream from taking necessary steps to rectify any Year 2000 problems in advance. Moreover it is impossible to predict the extent, if any, to which customers may allocate funds to the solution of their own Year 2000 problems instead of purchasing our products. We will continue to monitor the progress of our material vendors and customers and formulate a contingency plan if and when we conclude that a material vendor or customer may not be compliant. A Year 2000 readiness survey was recently sent to all of our material vendors and customers. The readiness surveys are currently being collected for review and analysis. We have also started to generate a formal Year 2000 plan. This plan document should be completed by March 31, 1999. While we believe our efforts to date are adequate to prevent any Year 2000 problem from having an adverse effect on Radyne Comstream, our assessment may turn out to be inaccurate. Moreover, we have no ability to assess the Year 2000 readiness of our material vendors and suppliers other than based on the information they provide to us. In the event that such information proves inaccurate, Radyne's business, financial condition and results of operations could be adversely effected.

               PURPOSE OF THE RIGHTS OFFERING AND USE OF PROCEEDS

ESTABLISHMENT OF SUBSCRIPTION PRICE

      This section contains forward-looking statements. See "Special Note Regarding Forward-Looking Statements."

      The Subscription Price has been independently established by the Board of Directors at $3.73 per share, which the Board determined to be the fair market value of the Common Stock. The Board made this determination based on the conversion price fixed in the convertible note issued to Spar in connection with the Comstream acquisition. Through arms length negotiations, this price was set at fifty cents below the average trading price of the Common Stock for the five trading days following the announcement of the acquisition and this offering.

USE OF PROCEEDS

      The maximum net proceeds we will receive from the sale of the Rights, net of estimated expenses payable by Radyne Comstream, are estimated to be approximately $17,400,000. We intend to use substantially all of the net proceeds of this offering to repay indebtedness to ST. Any excess will be used for general corporate and working capital purposes.

      The indebtedness to ST which we intend to repay with the proceeds of this offering equals $15,618,272 in principal amount, with interest and maturities as follows:


DATE OF NOTE              PRINCIPAL     INTEREST RATE          MATURITY
------------              ---------     -------------          --------
January 5, 1998        $   500,000.00     6.84375%           March 31, 1999
January 15, 1998       $ 4,618,271.87     6.84375%           March 31, 1999
April 14, 1998         $   250,000.00     6.625%             March 31, 1999
August 13, 1998        $   250,000.00     6.75%              March 31, 1999
August 28, 1998        $10,000,000.00     6.375%             March 31, 1999


      Of this indebtedness, $10,000,000 was borrowed for the Comstream acquisition and the balance was incurred for short-term working capital purposes or to repay other indebtedness incurred for such purposes.

                                    DILUTION

      On a pro forma basis, the net tangible book value (deficit) of Radyne Comstream at September 30, 1998, was approximately $(13,107,000), or $(2.21) per share of Common Stock. Net tangible book value per share of Common Stock represents the tangible assets (total assets less intangible assets) less total liabilities, divided by the number of shares of Common Stock outstanding. After giving effect to the sale of the Rights and the Common Stock issuable pursuant to the Rights, and the application of the net proceeds from such transactions, the net tangible book value of the Common Stock at September 30, 1998 on a pro forma basis would have been approximately $4,293,000 or $0.40 per share. This represents an immediate increase in net tangible book value of $2.61 per share to existing shareholders and an immediate dilution to purchasers of Common Stock through the exercise of Rights of $3.33 (89%) per share.

                                                                        PER SHARE
                                                                     ----------------
Rights offering price ..............................................           $ 3.73
Net tangible book value (deficit) at September 30, 1998 ............  $(2.21)
Increase attributable to sale of Common Stock pursuant to Rights ...  $ 2.61
Pro forma net tangible book value after this offering(1) ...........           $ 0.40
                                                                               ------
Dilution to new investors ..........................................           $ 3.33
                                                                               ------
                                                                               ------

(1) After deducting offering expenses of approximately $300,000 payable by Radyne Comstream.

      The foregoing computations exclude (i) 867,957 shares of Common Stock issuable upon exercise of outstanding stock options at an exercise price of $2.50 per share and another 311,000 shares under options with an exercise price of $3.125 per share and (ii) 892,985 shares reserved for future grants under Radyne Comstream's 1996 Incentive Stock Option Plan.

                              THE RIGHTS OFFERING

SUBSCRIPTION RIGHTS

      Shareholders, [other than residents of California,] will receive four Rights for every five shares of Common Stock held on the Record Date. An aggregate of approximately 4,745,076 Rights will be distributed. Holders are entitled to purchase at the Subscription Price one share of Common Stock for each Right held. The Rights will expire on the Expiration Date. The Rights will be transferable. No fractional Rights will be issued.

EXPIRATION DATE

      The Rights will expire at 5:00 p.m., New York time, on ____, 1999, except that Radyne Comstream reserves the right to extend the exercise period on one or more occasions if the Board of Directors determines that the occurrence of a material event necessitates an amendment of the Registration Statement or recirculation of this Prospectus in order to permit time for the distribution of such information. After the Expiration Date, unexercised Rights will be null and void. Radyne Comstream will not be obligated to honor any purported exercise of such Rights received by the Subscription Agent or Radyne Comstream after the Expiration Date, regardless of when the documents relating to such exercise were sent, except pursuant to the guaranteed delivery procedures described below.

      If Radyne Comstream elects to extend the Expiration Date, it will issue a press release to such effect not later than the first business day following the most recently announced Expiration Date. In the event that Radyne Comstream elects to extend the Expiration Date by more than 14 calendar days, it will, in addition, cause written notice of such extension to be promptly sent to all Rights holders of record.

EXERCISE OF RIGHTS

      Rights may be exercised by delivering to the Subscription Agent or Radyne Comstream, at or prior to 5:00 p.m., New York time, on the Expiration Date, the properly completed and executed Subscription Certificate evidencing such Rights with any required signatures guaranteed, together with payment in full of the Subscription Price for each Right exercised. Such payment in full must be by check drawn upon a U.S. bank or postal, telegraphic or express money order payable to Continental Stock Transfer & Trust Company, as Subscription Agent; provided, however, that checks or money orders sent directly to Radyne Comstream should be made payable to Radyne Corp. Payment of the Subscription Price will be deemed to have been received by the Subscription Agent or Radyne Comstream, as the case may be, only upon (a) clearance of any uncertified check, or (b) receipt by the Subscription Agent or Radyne Comstream as the case may be, of any certified check drawn upon a United States bank or of any postal, telegraphic or express money order.

      IF PAYING BY UNCERTIFIED PERSONAL CHECK, PLEASE NOTE THAT THE FUNDS PAID THEREBY MAY TAKE AT LEAST FIVE BUSINESS DAYS TO CLEAR. ACCORDINGLY, HOLDERS OF RIGHTS WHO WISH TO PAY THE SUBSCRIPTION PRICE BY MEANS OF UNCERTIFIED PERSONAL CHECK ARE URGED TO MAKE PAYMENT SUFFICIENTLY IN ADVANCE OF THE EXPIRATION DATE TO ENSURE THAT SUCH PAYMENT IS RECEIVED AND CLEARS BY SUCH DATE AND ARE URGED TO CONSIDER PAYMENT BY MEANS OF CERTIFIED OR CASHIER'S CHECK OR MONEY ORDER.

      The address to which the Subscription Certificates and payment of the Subscription Price with respect to Rights should be delivered to the Subscription Agent is set forth below under "Subscription Agent."

      If a holder of Rights wishes to exercise Rights, but time will not permit such holder of Rights to cause the Subscription Certificate or Subscription Certificates evidencing such Rights to reach the Subscription Agent or Radyne Comstream on or prior to the Expiration Date, such Rights may nevertheless be exercised if all of the following conditions (the "Guaranteed Delivery Procedures") are met:

            (i) such holder of Rights has caused payment in full of the Subscription Price for each Rights Share being subscribed for to be received (in the manner set forth above) by the Subscription Agent on or prior to the Expiration Date;

            (ii) the Subscription Agent receives, on or prior to the Expiration Date, a guaranteed notice (a "Notice of Guaranteed Delivery") from a member firm of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or from a commercial bank or trust company having an office or correspondent in the United States (each, an "Eligible Institution"), substantially in the form available upon request from the Subscription Agent whose address and telephone numbers are set forth under "Subscription Agent" below, stating the name of the exercising holder of Rights, the number of Rights represented by the Subscription Certificate(s) held by such exercising holder of Rights, the number of shares of Common Stock being subscribed for and guaranteeing the delivery to the Subscription Agent of any Subscription Certificate(s) evidencing such Rights within three business days following the date of the Notice of Guaranteed Delivery; and

            (iii) the properly completed Subscription Certificate(s), with any required signatures guaranteed, is received by the Subscription Agent within three business days following the date of the Notice of Guaranteed Delivery relating thereto. The Notice of Guaranteed Delivery may be delivered to the Subscription Agent in the same manner as Subscription Certificates at the address set forth under "Subscription Agent" below, or may be transmitted to the Subscription Agent by facsimile transmission (telecopy no. (212) 509-5150).

      A holder of Rights who holds shares of Common Stock for the account of others, such as a broker, a trustee or a depository for securities, should notify the respective beneficial owners of such shares as soon as possible to ascertain such beneficial owners' intentions and to obtain instructions with respect to the Rights. If the beneficial owner so instructs, the record holder of such Rights should complete the Subscription Certificate and submit it to the Subscription Agent with the proper payment. In addition, the beneficial owner of Common Stock or Rights held through such a holder of record should contact the rights holder and request the Rights holder to effect transactions in accordance with the beneficial owner's instructions.

      Unless a Subscription Certificate (i) provides that the shares of Common Stock to be issued pursuant to the exercise of Rights represented thereby are to be delivered to the Holder or (ii) is submitted for the account of an Eligible Institution, signatures on such Subscription Certificate must be guaranteed by an Eligible Institution.

      If either the number of shares of Common Stock being subscribed for is not specified on the Subscription Certificate, or the amount delivered is not enough to pay the Subscription Price for all Common Stock to be subscribed for, the number of Common Stock subscribed for will be assumed to be the maximum amount that could be subscribed for upon payment of such amount, after allowance for the Subscription Price of any specified Common Stock.

      These instructions should be read carefully and followed in detail.

      THE METHOD OF DELIVERY OF SUBSCRIPTION CERTIFICATES AND PAYMENT OF THE SUBSCRIPTION PRICE TO THE SUBSCRIPTION AGENT OR RADYNE COMSTREAM WILL BE AT THE ELECTION AND RISK OF THE RIGHTS HOLDER, BUT IF SENT BY MAIL IT IS RECOMMENDED THAT SUCH CERTIFICATES AND PAYMENTS BE SENT BY REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, AND THAT A SUFFICIENT NUMBER OF DAYS BE ALLOWED TO ENSURE DELIVERY TO THE SUBSCRIPTION AGENT OR RADYNE COMSTREAM AND CLEARANCE OF PAYMENT PRIOR TO 5:00 P.M., NEW YORK TIME, ON THE EXPIRATION DATE. BECAUSE UNCERTIFIED PERSONAL CHECKS MAY TAKE AT LEAST FIVE BUSINESS DAYS TO CLEAR, RIGHTS HOLDERS ARE STRONGLY URGED TO PAY, OR ARRANGE FOR PAYMENT, BY MEANS OF CERTIFIED OR CASHIER'S CHECK OR MONEY ORDER.

      [Because the cost of qualifying the Common Stock for sale in the State of California would have been disproportionately high as compared to the expected proceeds of such sales, the Common Stock has not been so qualified. Accordingly subscriptions cannot be accepted from residents of California.]

      All questions concerning the timeliness, validity, form and eligibility of any exercise of Rights will be determined by Radyne Comstream, whose determinations will be final and binding. Radyne Comstream, in its sole discretion, may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as it may determine, or reject the purported exercise of any Right. Subscriptions will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as Radyne Comstream determines in its sole discretion. NEITHER RADYNE COMSTREAM NOR THE SUBSCRIPTION AGENT WILL BE UNDER ANY DUTY TO GIVE NOTIFICATION OF ANY DEFECT OR IRREGULARITY IN CONNECTION WITH THE SUBMISSION OF SUBSCRIPTION CERTIFICATES OR INCUR ANY LIABILITY FOR FAILURE TO GIVE SUCH NOTIFICATION.

      Any questions or requests for assistance concerning the method of exercising Rights or requests for additional copies of this Prospectus or the Notice of Guaranteed Delivery should be directed to Radyne Comstream at 3138 East Elwood Street, Phoenix, Arizona 85034, Attention: Director of Administration, telephone: (602) 437-9620.

NO REVOCATION

      ONCE A HOLDER OF RIGHTS HAS EXERCISED THOSE RIGHTS, SUCH EXERCISE MAY NOT BE REVOKED.

FRACTIONAL SHARES

      Fractional Rights will not be distributed by Radyne Comstream and a Right may not be exercised in part.

METHOD OF TRANSFERRING SHAREHOLDER RIGHTS

      The Shareholder Rights evidenced by a single Subscription Certificate may be transferred in whole by endorsing the Subscription Certificate for transfer in accordance with the accompanying instructions. A portion of the Rights evidenced by a single Subscription Certificate may be transferred (but only in units to purchase whole shares) by delivering to the Subscription Agent a Subscription Certificate properly endorsed for transfer, with instructions to register such portion of the Rights in the name of the transferee (and to issue a new Subscription Certificate to the transferee evidencing such transferred Rights). In such event, a new Subscription Certificate evidencing the balance of the Rights will be issued to the holder of the Rights or, if the holder of the Rights so instructs, to an additional transferee.

      Holders of Rights wishing to transfer all or a portion of their Rights (but only in units to purchase whole shares) should allow a sufficient amount of time prior to the Expiration Date for (i) the transfer instructions to be received and processed by the Subscription Agent, (ii) a new Subscription Certificate to be issued and transmitted to the transferee or transferees with respect to transferred Rights, and to the transferor with respect to retained Rights, if any, and (iii) the Rights evidenced by such new Subscription Certificates to be exercised or sold by the recipients thereof. If time does not permit a transferee of a Right who wishes to exercise its Right to deliver its Subscription Certificate to the Subscription Agent on or before the Expiration Date, such transferee should make use of the Guaranteed Delivery Procedure described under "Exercise of Rights" above. Neither Radyne Comstream nor the Subscription Agent shall have any liability to a transferee or transferor of Rights if Subscription Certificates or new Subscription Certificates are not received in time for exercise or sale prior to the Expiration Date.

      It is not anticipated that a market will be made in the Rights or that they will be traded on any exchange. There is no assurance that any market will develop for the Rights. In any event, trading in the Rights will cease at the close of business on the business day preceding the Expiration Date. [Because subscriptions cannot be accepted from residents of California, Rights may not be transferred to such residents.]

FEES AND EXPENSES

      Except for the fees charged by the Subscription Agent (which will be paid by Radyne Comstream as described below), all commissions, fees and other expenses (including brokerage commissions and transfer taxes) incurred in connection with the purchase or sale of Rights will be for the account of the transferor of the Rights, and none of such commissions, fees or expenses will be paid by Radyne Comstream or the Subscription Agent.

      All fees and other expenses incurred in connection with the exercise of Rights will be for the account of the holder of such Rights, and none of such fees or expenses will be paid by Radyne Comstream or the Subscription Agent.

SUBSCRIPTION AGENT

      Radyne Comstream has appointed Continental Stock Transfer & Trust Company as Subscription Agent for this offering. The Subscription Agent's address, which is its address to which the Subscription Certificates and payment of the Subscription Price must be delivered, as well as the address to which Notice of Guaranteed Delivery must be delivered, is:

                         Continental Stock Transfer & Trust Company
                         2 Broadway
                         New York, New York 10004
                         (212) 509-4000

      Subscription Price payments received by the Subscription Agent will be held thereby, pending the application or return of such payments in accordance with the terms of this offering.

      Radyne Comstream will pay the Subscription Agent reasonable and customary compensation for its services in connection with this offering and will reimburse it for its reasonable out-of-pocket expenses in connection therewith.

      THE BOARD OF DIRECTORS OF RADYNE COMSTREAM MAKES NO RECOMMENDATION TO HOLDERS OF RIGHTS WITH RESPECT TO WHETHER A HOLDER OF RIGHTS SHOULD EXERCISE RIGHTS TO PURCHASE SHARES OF COMMON STOCK OR TO INVESTORS WITH RESPECT TO WHETHER AN INVESTOR SHOULD PURCHASE SHARES OF COMMON STOCK, OR TO PERSONS WITH RESPECT TO WHETHER A PERSON SHOULD PURCHASE RIGHTS.

                     CERTAIN FEDERAL INCOME TAX CONSEQUENCES

      In the opinion of Dorsey & Whitney LLP, counsel to Radyne Comstream, the following are the federal income tax consequences of the Rights Offering that are likely to be material to the holders of the Rights (other than certain holders of the Rights described in the following paragraph) upon the issuance, exercise, transfer and lapse of the Rights.

      This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), the Treasury Regulations promulgated thereunder, judicial authority and current administrative rulings and practice, all of which are subject to change on a prospective or retroactive basis, and on the accuracy of certain representations of Radyne Comstream. The tax consequences of this offering under state, local and foreign law are not discussed. Moreover, special considerations not described herein may apply to certain taxpayers, such as financial institutions, broker-dealers, life insurance companies, regulated investment companies, foreign entities, individuals who are not citizens or residents of the United States for federal income tax purposes, tax-exempt organizations or accounts and corporations affiliated with Radyne Comstream. The discussion is limited to those who have held the Common Stock, and will hold the Rights and any Common Stock acquired upon the exercise of Rights as capital assets (generally, property held for investment) within the meaning of Section 1221 of the Code.

      ISSUANCE OF THE RIGHTS. Holders of Common Stock will not recognize taxable income for federal income tax purposes in connection with the receipt of the Rights.

      BASIS AND HOLDING PERIOD OF THE RIGHTS. If either (i) the fair market value of the Rights on the date of distribution is equal to 15% or more of the fair market value (on such date) of the Common Stock with respect to which they are received or (ii) the shareholder properly elects, in the shareholder's federal income tax return for the taxable year in which the Rights are received, to allocate part of the basis of such Common Stock to the Rights, then upon exercise or transfer of the Rights, the shareholder's basis in such Common Stock will be allocated between the Common Stock and the Rights exercised or transferred in proportion to the fair market values of each on the date of distribution. Except as provided in the preceding sentence, the basis of the Rights received by a shareholder as a distribution with respect to such shareholder's Common Stock will be zero.

      The holding period of a shareholder with respect to the Rights received as a distribution on such shareholder's Common Stock will include the shareholder's holding period for the Common Stock with respect to which the Rights were issued.

      In the case of a purchaser of Rights, the tax basis of such Rights will be equal to the purchase price paid therefor, and the holding period for such Rights will commence on the day following the date of the purchase.

      TRANSFER OF THE RIGHTS. A shareholder who sells the Rights prior to exercise will recognize gain or loss equal to the difference between the amount realized from the sale and such shareholder's basis (if any) in the Rights sold. Such gain or loss will be capital gain or loss if gain or loss from a sale of the underlying Rights Shares would be characterized as capital gain or loss at the time of such sale. Any gain or loss recognized on a sale of Rights acquired by purchase will be capital gain or loss if the underlying Rights Shares would be a capital asset in the hands of the seller.

      LAPSE OF THE RIGHTS. Shareholders who allow the Rights received by them to lapse will not recognize any gain or loss, and no adjustment will be made to the basis of the Common Stock, if any, owned by such shareholders.

      Purchasers of the Rights will be entitled to a loss equal to their tax basis in the Rights, if such Rights expire unexercised. Any loss recognized on the expiration of the Rights acquired by purchase will be a capital loss if the underlying Rights Shares would be a capital asset in the hands of the purchaser.

      EXERCISE OF THE SHAREHOLDER RIGHTS; BASIS AND HOLDING PERIOD OF COMMON STOCK. Holders of Rights will not recognize any gain or loss upon the exercise of Rights. The basis of the Common Stock acquired through exercise of the Rights will be equal to the sum of the Subscription Price paid therefor and the holder's basis in such Rights (if any).

      The holding period for the Common Stock acquired through exercise of the Rights will begin on the date the Rights are exercised.

INFORMATION REPORTING AND WITHHOLDING

      Under the backup withholding rules of the Code, a holder of the Rights may be subject to backup withholding at the rate of 31 percent with respect to payments made pursuant to this offering, unless such Rights holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (ii) provides a correct taxpayer identification number and certifies under penalties of perjury that the taxpayer identification number is correct and that the holder of Rights is not subject to backup withholding because of a failure to report all dividends and interest income. Any amount withheld under these rules will be credited against such person's federal income tax liability. Radyne Comstream may require holders of the Rights to establish exemption from backup withholding or to make arrangements satisfactory to Radyne Comstream with respect to the payment of backup withholding.

      THE FOREGOING SUMMARY IS INCLUDED FOR GENERAL INFORMATION ONLY. ACCORDINGLY, EACH HOLDER IS URGED TO CONSULT WITH HIS OR HER OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES OF THE RIGHTS OFFERING APPLICABLE TO HIS OR HER OWN PARTICULAR TAX SITUATION, INCLUDING THE APPLICATION AND EFFECT OF FEDERAL, STATE AND LOCAL INCOME AND OTHER TAX LAWS.

                          PRICE RANGE OF COMMON STOCK

      Radyne Comstream's Common Stock is traded in the over-the-counter market under the OTC Bulletin Board symbol "RADN". However, there is no established trading market as actual transactions are infrequent. The following table sets forth the range of high and low trading prices as reported by the National Quotation Bureau, Inc. for the periods indicated. At December 31, 1998, Radyne Comstream had approximately 448 shareholders of record. Radyne Comstream believes that the number of beneficial owners is actually in excess of 1,600, due to the fact that a large number of shares are held in street name.


                                             High                 Low
                                             ----                 ---
1997:

First Quarter .............................  6                    3-1/8
Second Quarter ............................  3-1/4                3
Third Quarter .............................  10-3/4               5
Fourth Quarter ............................  10-1/2               4

1998:

First Quarter .............................  5-1/4                2-7/64
Second Quarter ............................  5                    2-3/4
Third Quarter .............................  5                    3-3/16
Fourth Quarter ............................  5                    2-1/2


      On January 5, 1999 the last sale price of the Common Stock as reported by the OTC Bulletin Board was $3-3/8 per share.


                                DIVIDEND POLICY

      Radyne Comstream has not paid dividends on the Common Stock since inception and does not intend to pay any dividends to its stockholders in the foreseeable future. Radyne Comstream currently intends to reinvest earnings, if any, in the development and expansion of its business. The declaration of dividends in the future will be at the election of the Board of Directors and will depend upon the earnings, capital requirements and financial position of Radyne Comstream, general economic conditions and other pertinent factors.

                                    BUSINESS

      Radyne Comstream has engaged in the advanced design and production of digital data communications equipment for satellite telecommunications systems for over seventeen years. Since Radyne Comstream's inception in 1980, it has established itself as a supplier in the satellite ground equipment business. We design, manufacture and sell satellite modems and earth stations, satellite broadcast receivers, frequency converters, ancillary products and equipment racks containing integrated modems and supporting equipment for data, audio, and TV communications.

      Radyne Corp. was forced to file for Chapter 11 bankruptcy protection in April 1994. It successfully emerged from bankruptcy in December 1994 upon the acquisition of approximately 91% of its Common Stock by Engineering and Technical Services, Inc., then a major customer. On August 12, 1996, ETS was acquired by Singapore Technologies Pte Ltd through its indirect wholly owned subsidiary, Stetsys US, Inc. As a result, approximately 91% of Radyne Comstream's Common Stock is now held by ST.

      In 1995, Radyne Corp. installed a new management team, which moved Radyne Comstream's operations from New York to Phoenix, Arizona. As part of this management change, we hired an almost all new staff of engineering, sales and support personnel.

      Consistent with our new growth strategy, Radyne Corp. recently acquired Comstream Holdings, Inc. from Spar Aerospace Limited, a Canadian advanced technology company. Comstream is an international provider of digital transmission solutions for voice, data, audio and video applications with offices in the United States, Singapore, Indonesia, China and the United Kingdom. Revenues of Comstream for 1998 were approximately $37 million. We acquired Comstream in an effort to expand our core business, supplement our product lines and take advantage of Comstream's trademarks and distribution channels, and based on our belief that the combined companies could compete more effectively and realize certain synergies. We believe that Radyne's acquisition of Comstream will have a number of positive effects, including the following:

      1. The combined annual revenues of Radyne Comstream should be in the $50 million range versus Radyne's stand-alone revenues of $16 million. This dramatic difference in size should provide us with better control over prices and margins and enable us to compete in larger markets. It should also increase the likelihood that our Common Stock can be qualified for trading on Nasdaq.

      2. We also anticipate the combination to produce a synergistic effect in light of Radyne's newer product lines and Comstream's superior worldwide sales channels. We expect the introduction of newer and more numerous products into the Comstream distribution channels to register positive effects commencing in the current calendar quarter. We also expect positive results from the Comstream employee sales force as compared to Radyne's historic reliance on independent sales representatives.

      3. While we viewed Comstream's gross margins as excellent, its profitability had suffered from extremely high expense levels. Since closing the acquisition in October, we have reduced Comstream's recurring expenses by almost $1,000,000 per month. We expect continued efficiencies and product rationalization to result in still more cost savings.

      The new Radyne Comstream has an expanded product line and a worldwide sales and service organization with international offices in Beijing, Singapore, London, Moscow, Jakarta, Rio de Janeiro and Amsterdam.

      Radyne Comstream is currently addressing four markets/businesses as follows:

      -     Satellite Modems and Earth Stations, including Intelsat equipment

      -     Data, Audio, and Video Broadcast Equipment

      -     Digital Video and High Speed Modems

      -     Military and Government Data Modems

OPERATING STRATEGY

Radyne Comstream's operating strategy is to:

      - continue to build on the experience, skills and customer access of its management team;

      - maintain a strong international position in the earth station business and capitalize on its dominant position of supplying satellite broadcast receivers, including entering the Internet provider business with a new personal computer receiver card;

      -     continue to find new niche military and government markets;

      - complete the integration and rationalization of Comstream and Radyne Corp. so as to maximize cost savings and the benefits of Comstream's product lines and sales channels; and

      - expand into new market segments, such as Internet communications, rural telephone, private networks, government networks and compressed television transmission. See "Target Markets" below.

      Radyne Comstream's engineering staff and support facilities are dedicated to:

      - maintaining the state-of-the-art status of Radyne Comstream's traditional products for the satellite ground equipment segment of the market;

      - designing and enhancing products for emerging markets, such as Internet communications rural telephony for developing areas, high-speed satellite communications, government data equipment and the growing private network market; and

      - providing special configurations to satisfy customers' individual needs.

      Radyne Comstream has already shipped commercial volumes of its products for rural telephony and private network applications and has shipped units to one government data equipment customer. Radyne Comstream has a contract with one of the world's largest telephone and data service providers to develop a new line of satellite modems with a higher frequency (L-Band) interface which will be used to replace aging equipment in existing earth stations. This equipment will be designed to substantially reduce the space and power requirements in these earth stations, as well as improve reliability and permit lower cost of maintenance. It is believed this equipment will be the future standard for major earth stations.

      Radyne Comstream believes we are one of the largest suppliers of satellite broadcast receivers for data and audio, with an installed base of more than 75,000 receivers. Broadcast receivers are used to receive financial data, audio and video. We have also supplied more than 1,000,000 set-top television receivers on an original equipment manufacturer (OEM) basis. We also have a line of satellite receivers used in PCs to receive Internet information and private network data. Radyne Comstream has an agreement with Panasonic for the development of the next generation set-top box that can be used for satellite reception or for cable reception.

      Radyne Comstream's modems cover a large range of data rates from 2.4 kilobytes per second to 155 megabytes per second. The range of uses include data and audio to telephony and High Definition TV. Our frequency converters handle most of the frequency bands used in satellite communications. We believe that most of our current line of modems and converters are smaller and lower priced than the previous generation of products, enabling large system installation in significantly less rack space than the products of Radyne Comstream's competitors. We also market redundancy switches which operate in conjunction with satellite modems and converters and provide automatic fault monitoring. In the event of a failure, the standby equipment takes over.

      Radyne Comstream's line of frequency converter products can be used in many types of earth stations to convert intermediate frequencies into microwave frequencies for satellite transmission. These converters are competitively priced, small in size and accommodate either single or dual bands used in the satellite industry.

      Radyne Comstream manufactures a line of small earth stations that are used worldwide for private phone and data systems. The earth stations operate in both C-Band and Ku-Band, the most widely used frequencies for satellite transmission. We have recently begun shipping a new lower cost earth station using an L-Band interface.

      Radyne Comstream's newer products include a low cost modem with expanded features and small size, making it attractive for use in both private networks and rural telephone systems offered in China, Indonesia and India. Radyne Comstream also manufactures a line of satellite frequency translators presently used for testing in satellite earth stations.

      The development of digital compression technology has allowed the transmission of television in a small bandwidth, which has made TV transmission by satellite more economical than ever before. Video compression allows many times more channels on a satellite than was previously the case, thus producing a new market of major interest. This compression technology is used for transmission of TV to network facilities and homes, distribution of cable TV to cable companies, high definition TV distribution and video teleconferencing. Radyne Comstream has developed a modulator and demodulator product to be used in conjunction with compression equipment and has been shipping this product for the past two and one-half years.

      Radyne Comstream has developed a line of modems used in government and defense systems. This equipment is interoperable with certain existing equipment. The equipment being replaced is expensive and/or no longer being manufactured. We have received two major orders for this equipment in the past 6 months.

      Notwithstanding the foregoing, investors should be aware that Radyne Comstream's future plans are subject to a number of variables outside of its control, and there can be no assurance that Radyne Comstream will be able to implement any or all of such plans or that such plans, when and if implemented, will be successful. See "Risk Factors."

INDUSTRY OVERVIEW

      There are more than 190 major commercial communications satellites in orbit today, almost 60 of which were launched in the past two years . Over 65 more of these expensive geosynchronous earth orbiting satellites (GEO's) are on order. (Source: VIA SATELLITE , July 1998). The ways in which satellites are used continue to shift over time. The principal uses today are for television distribution, international telephone service, data and audio broadcasting, Internet service and private networks. As more fiber cables are laid under the oceans, the use of satellites for international telephony is slowing. However, satellites represent a sizable investment and a unique communications medium which will continue to be used in other ways. For example, the use of this satellite resource is already shifting towards domestic telephony in countries, such as China and India, which are seriously lacking in infrastructure. In addition, technological advances, such as voice compression, have made it economical for third world countries to have more telephone service. Moreover, television distribution is going through a technology revolution in which ten times as many programs can be transmitted through satellites than was possible 5 years ago. A typical satellite can deliver 250 or more channels today compared to 24 channels before. This technological and economical breakthrough has created many new markets. For example, it is now cost-effective for many relatively small market segments to have their own TV networks (such as we are now seeing with regional college sports). Satellites are an ideal medium to distribute High Definition TV (HDTV). Finally, the lowering of international barriers and privatization are allowing the expansion of more private networks.

      Almost anyone who uses a satellite as a transmission path has the need for equipment of the sort produced by Radyne Comstream. Radyne Comstream expects to continue operating within the satellite ground equipment segment of the market for the next several years, while continuing to expand into various new markets. For example, additional needs for Internet service, new data broadcast requirements, and communications directly to computers are new areas of interest. Although the telecommunications industry is rapidly changing, becoming more complex and requiring new technology, we do not expect the transformation and evolution of the industry to cause satellite data equipment to become obsolete, at least within the near future.

INDUSTRY TRENDS

      Several major trends in the telecommunications industry should provide opportunities for Radyne Comstream.

      - Telecommunications needs in the Pacific Rim, South America, and the Eastern European countries and an increase in the number of satellites orbiting over the Pacific and Indian Oceans will produce a substantial need for satellite data communications equipment.

      - The requirement for increased dissemination of financial data increases the requirements for broadcast receivers.

      - If the United States defense budget continues to shrink, more NDIs (non-developmental items) and COTS (commercial off-the-shelf products) may be purchased from suppliers, such as Radyne Comstream, who can offer these products for much less than the government would pay to develop or produce the products. Radyne Comstream anticipates being able to and has already begun to supply commercial versions of military equipment.

      - As digital television and HDTV (high-definition television) becomes available, the need for satellite equipment for distribution to cable companies and homes will increase.

SATELLITE MODEMS AND EARTH STATIONS

      Satellite communication has been established as a key element in the growth of the telecommunications industry. Although the emergence of fiber cable, which is preferred for certain applications, has created competition for satellite communications, satellite communications enjoy advantages in many markets for several reasons. First, it is not cost-effective to utilize fiber cable in all areas of the world, especially emerging countries where telecommunications capabilities are just beginning to develop. Second, although fiber cable has performance advantages, it has a tendency to break, resulting in the need for satellite capabilities as a back-up. Third, fiber cable is utilized mainly for point-to-point communications. Satellite transmission, on the other hand, is superior for distribution communications, for example, distribution of financial market information or video broadcasting on major television networks. Thus, although fiber cable can be viewed as a competitor of satellite communications, it has not historically reduced, nor is it anticipated to reduce, the need for satellite modem equipment. Moreover, there should be "niche" requirements that can be satisfied only with satellite communications for a long time to come. (Source: SATELLITE COMMUNICATIONS, September 1996). For example, it is not cost effective to lay fiber cable in mountainous terrain or in nations composed of many islands, a geographical feature which is relatively common in the Pacific. Sparsely populated areas are generally not suited to fiber cable on a cost-effective basis. Moreover fiber cable is not suitable for portable communications, such as PCS (personal communications systems), news gathering, emergency services and other mobile communication requirements.

      Rural telephony and private network DAMA (Demand Assigned and Multiple Access) products require special communications equipment which is efficient for low traffic volume at many different locations. DAMA products allow many users to access the same channel on demand. Radyne Comstream serves the DAMA products segment of the market with its DMD-2401 modem. he DMD-2401 can be utilized in both rural telephony and private network systems. Rural telephony can be described as an intra-country telecommunications network linking many small villages or islands in a country like the Philippines, for example, ultimately allowing the villages to communicate with each other and with the world. A private network can be described as a network in the commercial world. For example, banks and other financial institutions, airlines, and large and multi-unit corporations all have the need for satellite communications and may be linked via private networks.

      Radyne Comstream has developed the new DMD-2401 VSAT/SCPC Modem, which has enhanced features, to compliment the DMD-2401 products and to address other user requirements. Radyne Comstream sells its DAMA/VSAT compatible products to system integrators (customers who make a business of supplying turnkey earth station operations for their customers), domestically and abroad, as components of systems that they have designed, as well as directly to end users. Radyne Comstream offers these products for sale on a global basis and believes their use to be global.

      The RCS-10 represents the newest generation system used in major earth stations which combines modems and redundancy switching in a single unit. Up to 30 modems can be combined in a single rack and each redundancy switch can control up to 10 modems. The compact design which eliminates more than 1500 parts and cables from prior systems, offers improved reliability and rapid installation. In addition to an expanded data rate range (9.6 Kbps to 8.448 Mbps) the RCS-10 offers an improved display and menu structure and more options. The newest version, being developed under contract from a major international communications supplier, is the RCS-1OL. The RCS-10L is a version with an L-Band interface, allowing substantially lower power consumption. In addition the L-Band interface has a 500MHz bandwidth instead of the usual 36 MHZ bandwidth, requiring over 60% fewer earth station frequency converters.

      The CM7O1 modem has been the workhorse of the industry for 8 years. The CM-701 is used in Intelsat applications, digital video and small earth station applications. It has a unique multi-slot modular bus architecture that supports a wide range of configurations, including full duplex, simplex and combination operations. In its basic mode of a full duplex system, the CM701 supports three data rate ranges with multiple forward error correction rates, which reduces the power required from the satellite. At each of these different rates, either Intelsat, digital video broadcast ("DVB") or proprietary operational modes are supported.

      Additional options for the CM701 family include a 70 MHZ single-card modem, an L-Band single-card modem, an L-Band demodulator, a satellite control channel, Intelsat framer for intermediate data rate and Intelsat business services operation, burst modulation operation, doppler buffer, special modulator FEC rates and multiple input/output modules.

      The DMD-2401, DMD-2401L, and DMD-2401VME are the latest modems satisfying the requirements of the Intelsat, private networks, and VSAT DAMA requirements. The DMD-2401 line of equipment is the latest design featuring small size and low cost. The DMD-2401 line allow the use of the latest and best forward error correction and can support all interfaces necessary to work in any system today.

      Radyne Comstream offers 3 different earth stations. The DT-7000 is primarily used for C-Band applications. The DMD-2401 LB/ST is a low cost version that can be used in either the C-Band or Ku-Band applications. The newest version, the DT-8000, is used in Ku-Band applications. The DT-8000 has an optional feature to provide signal leveling to meet the latest market requirements. Radyne Comstream's earth stations provide a high performance solution for data, voice, facsimile and video conferencing applications.

      Radyne Comstream also has a complete line of synthesized frequency up converters and down converters. Radyne Comstream also offers a full line of loop test translators, including C-Band, Ku-Band, X-Band and Tri-Band models. These are self contained frequency converters which perform transmit to receive loopback testing of earth station equipment.

      Augmenting these product offerings is the Star Network Management System ("SNMS"). SNMS is a graphical user interface based network management platform, which provides for the monitoring and control of an entire network of modems, earth stations, and ancillary equipment from a single location. It provides local and remote modem management, control of the equipment connected to the modems and earth stations (such as multiplexers), collection of network status and alarm information, remote channel monitoring and dial-up control.

      DATA, AUDIO AND VIDEO BROADCAST PRODUCTS

      Radyne Comstream is one of the world's largest suppliers of satellite broadcast receivers and associated equipment for data and audio, having manufactured more than 75,000 units. Satellites are an ideal transmission medium for broadcast services with a single satellite having the ability to communicate with ground locations spread across one-third of the surface of the earth. We have long-term agreements with major users such as Reuters News Service. The equipment is used to provide music and other audio services as well as the distribution of financial data and other digital services. The new DBR-202 receiver is a low cost platform handling audio, data, Internet Protocol (IP) data, and MPEG video and audio.

      There is an emerging market to provide data and video directly to the personal computer. Towards that end, Radyne Comstream has developed a very low cost receiver card for use in the PC. The card has successfully passed trials in a private network, resulting in an order for 2,000 cards and further orders expected.

      Our data broadcast networks consist of a single data uplink (full-size or mini-hub), multiple receivers and the Network Management System for security, monitoring and control. The receivers can be configured for C-band and Ku-band transmissions and can be located anywhere within the footprint of a satellite. The variable rate commercial data receiver (DBR4O1VR) provides a low-cost alternative for transmitting data across a wide range of data rates. Our DBR8O1 high speed receiver is an ideal solution for high speed transmission of digital audio, video or data.

      Radyne Comstream is currently designing a new fourth generation set-top box for Panasonic, which will feature open TV requirements and new conditional access requirements. Conditional access is the name for the security system which only allows subscribers to access the service. The new design will be usable for direct to home TV service or as a cable converter box. Revenue is expected to be realized through an agreement on royalties.

DIGITAL VIDEO AND HIGH SPEED MODEMS

      Compressed digital video is the latest frontier in satellite communications technology. Several aspects of this market are of particular interest to Radyne Comstream:

      - Television broadcasters have requirements for efficient and economic distribution.

      - Compressed video encoding and decoding are available for the less demanding business video teleconferencing and distance learning markets.

      - Expanding Internet usage should produce demand for high speed satellite transmission for connecting to the Internet. International connections are relayed to the United States by satellite. The economics of the new compressed video allow the use of satellite transmission for long-distance teaching applications.

      - There is an emerging application for digital cinema distribution. As movie theaters get smaller and thereby proliferate, the costs of making and distributing copies of films becomes proportionally greater. Using satellite distribution, movies can be distributed directly to thousands of theaters simultaneously. We expect the digital cinema market to become substantial over the next five years.

      Radyne Comstream has entered the high-speed satellite communications market with various products that have been designed to incorporate the most advanced technologies available. Communications equipment in this segment possesses higher data rate capabilities of approximately 12-155 megabits per second, allowing much more data to be transmitted.

      The DD-45 and DM-45 is a multi-purpose solution for digital video broadcast and high speed data transmission for use in, among other things, cable system backup/restoral-over-satellite and high data rate links.

      Radyne Comstream's newest high-speed entrants are the DM-160 and MM-160 that offer an excellent solution for high data rate requirements, such as High Definition Television and to increase the number of television channels that can be transmitted by satellite. Also, our new MM-155 Microwave Modem is ideal for microwave links in news gathering requirements.

      The DVB-3030 Digital Video Broadcast (DVB) modulators are flexible and programmable, offering full compatibility with digital video standards. Their principal applications are for digital video hub uplinks, mobile satellite news gathering, video distribution and one-way data distribution. They are also high speed and frequency agile and, thus, ideal for use in digital video hub uplinks, flyaway and mobile satellite news gathering applications.

GOVERNMENT AND MILITARY MODEMS

      Additionally, the United States Government has provided a significant market opportunity for Radyne Comstream as the defense budget shrinks and it becomes cost prohibitive for the government to develop its own products. Because of the expected growth in commercial off-the-shelf (COTS) and non-developmental item (NDI) procurement, Radyne Comstream has targeted the US Government as an important revenue source. Radyne Comstream has an agreement with a major government supplier and has recently been awarded a contract to provide a modem for use in the Special Forces Terminal for the US Army. Additionally, we have also been awarded a contract from Datapath to provide modems that interoperate with other Army modems.

      Radyne Comstream is currently supplying two different modems and is working on a third requirement. The DMD-15G/FM is a universal modem used in the US Army Special

Forces Terminal used in support of military operations. This modem interoperates with military equipment that can no longer be procured by the military because of price and age. A second modem is the DMD-15G which interoperates with thousands of military modems that are deployed throughout the world and operate within the defense communication system (DCS), perhaps the largest phone system in the world.

MANUFACTURING

      Radyne Comstream's products are to a certain extent assembled and tested at its Phoenix, Arizona and San Diego, California facilities using subsystems and circuit boards supplied by subcontractors. Some products are completely assembled and tested at subcontractors, including subcontractors in Thailand and in Wales, UK. Although Radyne Comstream believes that it maintains adequate stock to reduce the procurement lead time for certain components, Radyne Comstream's products use a number of specialized chips and customized components or subassemblies produced by a limited number of suppliers. In the event that such suppliers were to be unable or unwilling to fulfill Radyne Comstream's requirements, Radyne Comstream could experience an interruption in production until an alternative source of supply was developed. Radyne Comstream maintains an inventory of certain chips and components and subassemblies to limit the potential for such an interruption. Radyne Comstream believes that there are a number of companies capable of providing replacements for the types of unique chips and customized components and subassemblies used in its products.

SALES AND MARKETING

      Radyne Comstream sells its products through an international sales force with sales and/or service offices in San Diego, Phoenix, Boca Raton, Beijing, Singapore, London and Jakarta. Additionally, international representatives, distributors and systems integrators sell our products supported by Radyne Comstream's sales and marketing personnel.

      Radyne Comstream's direct sales force is comprised of 14 individuals supported by systems and applications engineers. Direct sales activities are focused on expanding Radyne Comstream's international sales by identifying emerging markets and establishing new customer accounts. Additionally, Radyne Comstream directly targets certain major accounts which may provide entry into new markets or lead to subsequent distribution arrangements. Such major accounts tend to be telecommunications agencies and major corporations in new international markets. Radyne Comstream has a customer service and support group, which primarily supports customers and distributors and is responsible for after-sale support and installation supervision. In certain instances Radyne Comstream uses third party companies for installation and maintenance.

      On a pro forma basis, Reuters News Service accounted for 9% of Radyne Comstream's sales for the year ended December 31, 1997 and 10% for the nine months ended September 30, 1998. No other customer represented more than 10% of Radyne Comstream's sales for those periods.

      Radyne Comstream's sales in its principal foreign markets for the periods indicated consisted of the following percentages of total sales.


REGION                  NINE MONTHS         YEAR ENDED
------                  ENDED 9-30-98       12-31-97
                        -------------       --------
Asia                        20%                 30%

Latin America               13%                 11%

Europe, Africa and
  Middle East               29%                 23%


      On a pro forma basis, export sales, as a percentage of total net sales, were approximately 62% for the nine months ended September 30, 1998 and approximately 64% for the fiscal year ended December 31, 1997. Radyne Comstream believes that this figure may rise in subsequent periods. Radyne Comstream considers its ability to continue to make sales in developing markets to be important to its growth potential. However, Radyne Comstream may not succeed in its efforts to cultivate such markets.

RESEARCH AND DEVELOPMENT

      Radyne Comstream's research and development efforts to date have been devoted to the design and development of new products for the satellite communications and telecommunications industries. Radyne Comstream's future growth depends on increasing the market shares of its new products, adaptation of its existing satellite communications products to new applications, and the introduction of new communications products that will find market acceptance and benefit from Radyne Comstream's established international distribution channels. Accordingly, Radyne Comstream is actively applying its communications expertise to design and develop new hardware and software products and enhance existing products. However, there is no assurance that Radyne Comstream will continue to have access to sufficient capital to fund the necessary research and development or that such efforts, even if adequately funded, will prove successful.

      Research and development expenses, on a proforma basis, amounted to $9,172,000 in the nine months ended September 30, 1998 and $10,529,000 in the year ended December 31, 1997. During this period a number of new products were either launched or reached an advanced stage of development.

      In connection with the acquisition of Comstream, the Company expects to record a one-time charge of approximately $4.2 million, which represents the value assigned to purchased in-process research and development.

COMPETITION

      The Satellite Industry Association estimates the global market for satellite ground communications equipment to be in excess of $11 billion per annum. Radyne Comstream estimates that its addressable markets are in excess of $350 million.

      Radyne Comstream has a number of major competitors in the satellite communications field. These include large companies, such as Hughes Network Systems, NEC and the EFData division of California Microwave, which have significantly larger and more diversified operations and greater financial, marketing, human and other resources than Radyne Comstream. Radyne Comstream estimates that the major competitors in the main markets in which it operates have the following market shares as compared to Radyne Comstream's share:

                        SATELLITE
                         MODEMS &      DATA & AUDIO  DIGITAL VIDEO &   GOV'T & MILITARY
COMPETITOR            EARTH STATIONS     BROADCAST     HIGH SPEED          MODEMS
----------            --------------     ---------     ----------          ------
California
   Microwave/EF Data       33%                             25%               15%
Hughes Network
   Systems                 10%
SSE Telecom                 5%                                               10%
NEC                        20%
Wegener                                    15%
IDC                                        15%
Radyne Comstream           15%             30%             20%               15%


      We do not believe that any other single competitor has a greater than 10% market share for any of these product classes. However, the foregoing market share figures represent estimates based on the limited information available to us, and there can be no assurance of precision.

      We believe that we have been able to compete by concentrating our sales efforts in the international market, utilizing the resources of local distributors, and by emphasizing product features. However, most of Radyne Comstream's competitors offer products which have one or more features or functions similar to those offered by Radyne Comstream. Radyne Comstream believes that the quality, performance and capabilities of its products, its ability to customize certain network functions and the relatively lower overall cost of its products, as compared to the costs generally offered by Radyne Comstream's major competitors, have contributed to Radyne Comstream's ability to compete successfully. However, Radyne Comstream's major competitors have the resources available to develop products with features and functions competitive with those offered by Radyne Comstream. There can be no assurance that such competitors will not successfully develop such products or that Radyne Comstream will be able to maintain a lower cost advantage for its products. Moreover, there can be no assurance that Radyne Comstream will not experience increased competition in the future from these or other competitors currently unknown.

EMPLOYEES

      As of December 15, 1998, Radyne Comstream had 205 full time employees, including 7 executive officers, 180 in engineering, manufacturing and marketing operations, and 18 in administration. None of Radyne Comstream's employees are represented by a union or governed by a collective bargaining agreement, and Radyne Comstream believes that its relationships with its employees are satisfactory.

TECHNOLOGY

      In general, Radyne Comstream believes that improvement of existing products, reliance upon trade secrets, copyrights and unpatented proprietary know-how and the development of new products are generally as important as patent protection in establishing and maintaining a competitive advantage. Because patents often provide only narrow protection which may not provide a competitive advantage in areas of rapid technological change and because patent applications require public disclosure of information which may otherwise be subject to trade secret protection, Radyne Comstream has been cautious in obtaining patents on existing products. Radyne Comstream has a number of patents, copyrights, and other intellectual property rights in the form of software and integrated circuit designs. However, Radyne Comstream's technology could be found to infringe upon the intellectual property of others. If Radyne Comstream's technology should be found to impermissibly utilize the intellectual property of others, our ability to utilize the technology could be materially restricted or prohibited. In such event, Radyne Comstream might be required to obtain licenses from third parties to utilize the patents or proprietary rights of others. Any licenses required may not be obtainable on terms acceptable to Radyne Comstream or at all. In addition, in such event, Radyne Comstream could incur substantial costs in defending itself against infringement claims made by third parties or in enforcing its own intellectual property rights.

FACILITIES

      Radyne Comstream's primary facilities consist of a leased 76,000 square foot lab, office and manufacturing facility in Phoenix, Arizona and a leased 66,400 square foot lab, office and manufacturing facility in San Diego, California. The Company's plans include subleasing a certain amount of space in both of these facilities until such time as the space is required for internal use. These leases expire in September, 2008 and February, 2005 respectively, and both leases provide options for renewal. The Company believes that these facilities will provide for expected growth for the foreseeable future.

      Radyne Comstream also has regional sales offices in the U.K. Singapore, Boca Raton, Florida, China and Indonesia and customer service centers in China, the U.K. and Indonesia. All such facilities are leased.

LEGAL PROCEEDINGS

      Radyne Comstream is a party to a lawsuit initiated by a former employee seeking compensatory and punitive damages sustained as a result of his termination by Radyne Comstream. The lawsuit alleges fraud, labor law violations, breach of contract and breach of a covenant of good faith and fair dealing. Radyne Comstream believes these claims to be without merit and plans to defend against this lawsuit to the fullest extent of the law.

                          DESCRIPTION OF CAPITAL STOCK

COMMON STOCK

      The following summary description of the Common Stock is qualified in its entirety by reference to Radyne Comstream's Certificate of Incorporation.

      Radyne Comstream is authorized to issue up to 20,000,000 shares of Common Stock, par value $.002 per share, of which 5,931,346 shares are outstanding as of the date hereof. Holders of Common Stock are entitled to one vote for each share held of record on each matter submitted to a vote of stockholders. There is no cumulative voting for election of directors. Holders of Common Stock are entitled to receive dividends ratably when, as and if declared by the Board of Directors out of funds legally available therefor and, upon the liquidation, dissolution or winding up of Radyne Comstream, are entitled to share ratably in all assets remaining after payment of liabilities. Holders of Common Stock have no preemptive rights and have no rights to convert their Common Stock into any other securities. The outstanding Common Stock is validly authorized and issued, fully paid and nonassessable.

TRANSFER AGENT

      Radyne Comstream has appointed Continental Stock Transfer & Trust Company as transfer agent for the Common Stock.

                         SHARES ELIGIBLE FOR FUTURE SALE

      The sale, or availability for sale, of a substantial number of shares of Common Stock in the public market subsequent to this offering pursuant to Rule 144 under the Securities Act ("Rule 144") or otherwise could materially adversely affect the market price of the Common Stock and could impair Radyne Comstream's ability to raise additional capital through the sale of its equity securities or debt financing. Upon completion of the Rights Offering, if all Rights are fully exercised, there would be approximately 10,676,422 shares of Common Stock issued and outstanding. Of these shares, Radyne Comstream believes that approximately 999,622 would be freely transferable immediately. The remaining approximately 9,676,800 shares would be held by ST and would be eligible for resale, subject to the volume and manner of sale limitations of Rule 144 under the Securities Act.

      Up to an aggregate of 1,178,957 shares of Common Stock may be purchased by the holders of options outstanding under the Plan. All of the shares issuable upon exercise of such options are covered by a currently effective registration statement on Form S-8. Of these options, 799,082 are presently exercisable and the remaining 379,875 will become exercisable over the next three years. In addition, up to 1,876,695 shares may be issued upon conversion of the note held by Spar. If such shares are issued, Spar is entitled to certain registration rights which would require Radyne Comstream to file a registration statement for such shares. If all of the shares underlying the Spar note are registered by Radyne Comstream and all of the shares issuable upon exercise of options under the Plan are so issued, an additional 3,055,652 shares will be freely tradeable.

      Prior to this offering, there has been no established public market for Radyne Corp's securities as trading in the Common Stock has been infrequent. Following this offering, Radyne Comstream cannot predict the effect, if any, that sales of shares of Common Stock pursuant to Rule 144 or otherwise, or the availability of such shares for sale, will have on the market price from time to time. Nevertheless, sales by the current stockholders of a substantial number of shares of Common Stock in the public market could materially adversely affect market prices for the Common Stock. In addition, the availability for sale of a substantial number of shares of Common Stock acquired through the exercise of Rights or outstanding options under the Plan could materially adversely affect market prices for the Common Stock.

                                  LEGAL MATTERS

      Certain legal matters will be passed upon for Radyne Comstream by Dorsey & Whitney LLP, New York, New York.

                                     EXPERTS

      The annual financial statements of Radyne Corp. incorporated by reference into this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. In addition, the annual financial statements of Comstream included in this prospectus were audited by Ernst & Young LLP, independent auditors, and have been so included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      Certain statements in the Prospectus Summary and under the captions "Risk Factors," "Purpose of the Rights Offering and Use of Proceeds", "Business" and elsewhere in this Prospectus constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Radyne Comstream, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following general economic and business conditions: the loss of, or the failure to replace, any significant customers; changes in business strategy or development plans; the timing and success of new product introductions; the quality of management; the availability, terms and deployment of capital; the business abilities and judgments of personnel; the availability of qualified personnel; and other factors referenced in this Prospectus. These forward-looking statements speak only as of the date of this Prospectus. Radyne Comstream expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Radyne Comstream's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

                                    GLOSSARY

ACQUISITION

      The process of a satellite demodulator synchronizing and properly decoding a received satellite signal.

ALGORITHM

      Formula used in digital signal processing.

ATM

      Asynchronous Transfer Mode-Standard for asynchronous transmission/reception of high speed digital signals on an asynchronous basis.

C-BAND

      Standard satellite communications channel at 4 and 6 GHz (GigaHertz).

COMPRESSED DIGITAL VIDEO

      The digitization and bandwidth reduction of a video signal.

DAMA

      Demand Assigned Multiple Access-A control protocol and access method used in satellite communications.

DATA RATE

      The rate at which digital information is transmitted or received.

EARTH STATION

      The facility containing all the necessary equipment for the transmission and reception of satellite signals.

FREQUENCY CONVERTER

      Converts an intermediate frequency signal to the high frequency signal used by the satellite, and vice versa.

FREQUENCY TRANSLATOR

      Translates or converts one satellite frequency to another.

IBS

      International Business Services-A standard specification for the transmission of digital information at data rates below 2.048 Mbps.

IDR

      Intermediate Data Rate-A standard specification for transmission of digital information over the satellite at data rates above 1.544 Mbps.

KU-BAND

      Standard satellite communications channels at 11 and 14 GHz.

MODEM

      Modulator and demodulator-A device that converts signals produced by one type of device (such as a satellite transponder) to a form compatible with another (such as a computer).

MUX

      Multiplexer-Digitally combines multiple digital data streams.

OPEN NETWORK

      Satellite networks where all equipment meets the IBS or IDR specifications. Allows use of equipment from any supplier, guaranteeing that all equipment will be interoperable.

SCPC

      Single channel per carrier.

VOICE COMPRESSION

      Digitization and bandwidth reduction of a voice signal.

VSAT

      Very small aperture terminal.

                            ComStream Holdings, Inc.

                        Consolidated Financial Statements

                  Years ended December 31, 1997, 1996 and 1995



                                    Contents


Report of Independent Auditors..................................................F-1

Consolidated Financial Statements

Consolidated Balance Sheets.....................................................F-2
Consolidated Statements of Operations...........................................F-3
Consolidated Statements of Stockholder's Equity (Deficit).......................F-4
Consolidated Statements of Cash Flows...........................................F-5
Notes to Consolidated Financial Statements......................................F-6


                Report of Ernst & Young LLP, Independent Auditors


Board of Directors and Stockholder
ComStream Holdings, Inc.

We have audited the accompanying consolidated balance sheets of ComStream Holdings, Inc., a wholly-owned subsidiary of Spar Aerospace Limited, as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholder's equity (deficit) and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ComStream Holdings, Inc., at December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


                                                          /s/ Ernst & Young LLP

San Diego, California
February 16, 1998,
except for Note 11, as to which the date is April 16, 1998

                            ComStream Holdings, Inc.
                           Consolidated Balance Sheets
                        (In thousands, except share data)


                                                                              December 31,
                                                                            1997       1996

Assets
Current assets:
   Cash                                                                  $    729    $  2,377
   Accounts receivable, net                                                 9,558       7,021
   Inventories                                                              6,162       8,351
   Due from affiliated companies                                            1,249       1,750
   Prepaid expenses and other current assets                                2,143       1,472
   Net assets of discontinued operations                                     --        26,099
                                                                         --------    --------
Total current assets                                                       19,841      47,070

Property and equipment                                                     13,129      13,101
Accumulated depreciation                                                   (6,192)     (3,340)
                                                                         --------    --------
                                                                            6,937       9,761
                                                                         --------    --------

Intangible assets, net                                                      4,561       5,485
Other assets                                                                  504         714
                                                                         --------    --------
                                                                         --------    --------
Total assets                                                             $ 31,843    $ 63,030
                                                                         --------    --------
                                                                         --------    --------

Liabilities and stockholder's deficit
  Current liabilities:
   Accounts payable                                                      $  4,429    $  4,568
   Accrued liabilities                                                      6,466       4,694
   Due to affiliated companies                                              4,337       4,775
   Income taxes payable                                                       574         998
   Customer advances                                                          602         728
   Other current liabilities                                                 --           225
   Net liabilities of discontinued operations                              15,266        --
                                                                         --------    --------
Total current liabilities                                                  31,674      15,988

Revolving line of credit from bank                                         12,000        --
Revolving line of credit from parent company                               27,183      60,697
Other liabilities                                                             283         233
                                                                         --------    --------
Total long-term liabilities                                                39,466      60,930

Commitments and contingencies

Stockholder's deficit
   Preferred stock, $0.001 par value; 8,000,000 shares authorized; 100
     shares issued and outstanding in 1997 and 1996                          --          --
   Common stock, $0.001 par value; 100,000,000 shares authorized;
     20,000,000 shares issued and outstanding in 1997 and 1996                 20          20
   Additional capital                                                      52,608      49,380
   Accumulated deficit                                                    (91,925)    (63,023)
   Translation adjustment                                                    --          (265)
                                                                         --------    --------
Total stockholder's deficit                                               (39,297)    (13,888)
                                                                         --------    --------
                                                                         --------    --------
Total liabilities and stockholder's deficit                              $ 31,843    $ 63,030
                                                                         --------    --------
                                                                         --------    --------


See accompanying notes.

                                         ComStream Holdings, Inc.
                                  Consolidated Statements of Operations
                                              (In thousands)


                                                           Years ended December 31,
                                                         1997         1996       1995
                                                       --------    --------    --------
Revenue                                                $ 55,923    $ 60,528    $ 70,214
Cost of revenue                                          32,624      41,086      44,264
                                                       --------    --------    --------
Gross profit                                             23,299      19,442      25,950

Operating expenses:
   Selling and marketing                                  7,133       8,761       9,596
   Research and development                               8,267       7,054       4,767
   General and administrative                             7,487       6,081       8,961
   Amortization of intangible assets                        836         858       5,502
   Restructuring costs                                    3,500        --          --
                                                       --------    --------    --------
Total operating expenses                                 27,223      22,754      28,826

Operating loss                                           (3,924)     (3,312)     (2,876)
Interest expense (primarily with parent company)          3,632       3,815       5,020
Other (income) expense, net                                  98        (346)       (144)
                                                       --------    --------    --------
Loss from continuing operations before income taxes
                                                         (7,654)     (6,781)     (7,752)
Provision for income taxes                                   80           9           3
                                                       --------    --------    --------
Loss from continuing operations                          (7,734)     (6,790)     (7,755)

Discontinued operations:
   (Loss) income from operations of Components
     division, net of income taxes of $0 in 1997 and
     1996 and $150 in 1995                               (6,811)     (5,988)      9,811
   Gain on disposal of Components division, net of
     income taxes of $0                                  28,956        --          --
   Loss from operations of Satellite Global Access
     division, net of income taxes of $0  in 1997,
     1996 and 1995                                      (29,013)     (5,584)     (6,224)
   Loss on disposal of Satellite Global Access
     division, net of income taxes of $0                (14,300)       --          --
                                                       --------    --------    --------
Net loss                                               $(28,902)   $(18,362)   $ (4,168)
                                                       --------    --------    --------
                                                       --------    --------    --------


See accompanying notes.

                            ComStream Holdings, Inc.
            Consolidated Statements of Stockholder's Equity (Deficit)
                        (In thousands, except share data)


                                              Preferred Stock       Common Stock
                                              ---------------    -----------------  Additional  Accumulated  Translation
                                              Shares  Amount     Shares     Amount    Capital     Deficit     Adjustment   Total
                                              -------------------------------------------------------------------------------------
Balance at December 31, 1994                   100    $  --    20,000,000   $   20  $ 24,594    $ (40,493)   $   (275)   $ (16,154)
   Notes payable to parent contributed to
     capital                                    --       --        --          --      25,000        --           --        25,000
   Exercise of stock options                    --       --        80,730      --         392        --           --           392
   Repurchase of common stock                   --       --       (80,730)     --        (436)       --           --          (436)
   Net loss                                     --       --        --          --       --         (4,168)        --        (4,168)
   Currency translation adjustments             --       --        --          --       --           --            (1)          (1)
                                              -------------------------------------------------------------------------------------
Balance at December 31, 1995                   100       --    20,000,000       20     49,550      (44,661)      (276)       4,633
   Exercise of stock options                    --       --       308,788      --       1,497        --           --         1,497
   Repurchase of common stock                   --       --      (308,788)     --      (1,667)       --           --        (1,667)
   Net loss                                     --       --        --          --       --         (18,362)       --       (18,362)
   Currency translation adjustments             --       --        --          --       --           --            11           11
                                              -------------------------------------------------------------------------------------
Balance at December 31, 1996                   100       --    20,000,000       20    49,380      (63,023)       (265)     (13,888)
   Exercise of stock options                    --       --       980,106        1     4,755        --            --         4,756
   Repurchase of common stock                   --       --      (980,106)      (1)   (4,755)       --            --        (4,756)
   Sale of ComStream Canada to parent           --       --        --          --       3,228        --           --         3,228
   Net loss                                     --       --        --          --       --         (28,902)       --       (28,902)
   Currency translation adjustments             --       --        --          --       --           --           265          265
                                              -------------------------------------------------------------------------------------
Balance at December 31, 1997                   100    $  --    20,000,000   $   20  $ 52,608    $ (91,925)   $    --     $ (39,297)
                                              -------------------------------------------------------------------------------------
                                              -------------------------------------------------------------------------------------


See accompanying notes.

                            ComStream Holdings, Inc.
                      Consolidated Statements of Cash Flows
                                 (In thousands)


                                                                   Years ended December 31,
                                                               1997         1996         1995
                                                            ----------   ---------    ----------
Operating activities
Net loss                                                    $ (28,902)   $ (18,362)   $  (4,168)
Adjustments to reconcile net loss to net cash used in
   operating activities:
   Loss (income) from discontinued operations                  35,824       11,572       (3,587)
   Gain on disposal of discontinued operations, net           (14,656)        --           --
   Restructuring costs                                          3,500         --           --
   Depreciation and amortization                                3,222        2,663        1,949
   Amortization of intangible assets                              836          858        5,502
   Provision for doubtful accounts                                577          528         (403)
   Increase (decrease) in cash resulting from changes in:
     Accounts receivable                                       (3,114)       1,215        1,367
     Inventories                                                2,189       (1,808)       4,418
     Due from affiliate companies                                 501         (808)        (382)
     Prepaid expenses and other current assets                   (671)         180         (687)
     Accounts payable and accrued liabilities                  (1,215)         559       (9,338)
     Due to affiliated companies                                 (438)       1,768        1,416
     Income taxes payable                                        (424)         671         (958)
     Customer advances                                           (126)         320           30
     Other current liabilities                                   (226)        (153)        (720)
                                                            ----------   ---------    ----------
Net cash used in continuing operations                         (3,123)        (797)      (5,561)
Net cash provided by (used in) discontinued operations        (12,320)      (9,686)       2,690
                                                            ----------   ---------    ----------
Net cash used by operating activities                         (15,443)     (10,483)      (2,871)
                                                            ----------   ---------    ----------

Investing activities
Proceeds from the sale of discontinued operations              37,672         --           --
Acquisition of property and equipment                          (1,121)      (2,183)      (2,765)
Capital expenditures of discontinued operations                (5,179)      (1,998)      (3,979)
Other                                                             370         (234)        (558)
                                                            ----------   ---------    ----------
Net cash provided by (used in) investing activities            31,742       (4,415)      (7,302)

Financing activities
Repayments of revolving line of credit from parent
   company                                                   (166,734)     (71,504)    (123,024)
Proceeds from revolving line of credit from parent            136,448       88,684      133,704
   company
Repayments of bank indebtedness                               (27,000)        --           --
Proceeds from bank indebtedness                                39,000         --           --
Proceeds from exercise of stock options                         4,756        1,497          392
Repurchase of common stock                                     (4,756)      (1,667)        (436)
Other                                                             339          161         (311)
                                                            ----------   ---------    ----------
Net cash provided by (used in) financing activities           (17,947)      17,171       10,325

Increase (decrease) in cash                                    (1,648)       2,273          152
Cash at beginning of year                                       2,377          104          (48)
                                                            ----------   ---------    ----------
Cash at end of year                                         $     729    $   2,377    $     104
                                                            ----------   ---------    ----------
                                                            ----------   ---------    ----------

Supplemental disclosures:
   Taxes paid                                               $     129    $       2    $     722
                                                            ----------   ---------    ----------
                                                            ----------   ---------    ----------
   Interest paid (primarily to parent company)              $   6,482    $   1,020    $   4,250
                                                            ----------   ---------    ----------
                                                            ----------   ---------    ----------
   Debt forgiven by parent company                          $   3,228    $    --      $    --
                                                            ----------   ---------    ----------
                                                            ----------   ---------    ----------



See accompanying notes.

1.  Organization and Significant Accounting Policies

Formation and Basis of Presentation

ComStream Holdings, Inc. (the Company), a wholly-owned subsidiary of Spar Aerospace Limited (Spar), which is a publicly-held Canadian company, was incorporated in the state of Delaware in the United States in 1996. The Company's principal operating subsidiary is ComStream Corporation. In December 1992, Commercial Telecommunications Corporation (Comtel), a wholly-owned US subsidiary of Spar, purchased ComStream Corporation, a privately-owned California manufacturer of telecommunications equipment. ComStream Corporation and Comtel were merged in 1994 and continued operating as ComStream Corporation. In 1994, Spar also incorporated the net assets of its Canadian telecommunications division and contributed the stock of the new subsidiary (ComStream Canada Inc.) and the stock of ComStream Corporation to ComStream Inc., a newly formed Canadian holding company; as part of this reorganization Spar also forgave certain intercompany debt and assumed certain liabilities of its former Canadian telecommunications division aggregating $2,005,000. During 1996 and 1997, Spar implemented a reorganization of the ComStream companies in which ComStream Inc. adopted a plan of liquidation and the shares of ComStream Canada Inc. and ComStream Corporation were transferred to Spar and subsequently contributed by Spar to ComStream Holdings, Inc. The combination of the Spar businesses were accounted for in a manner similar to the pooling of interests during the periods presented.

On September 30,1997, ComStream Corporation purchased certain long-term contracts from ComStream Canada Inc. All the shares of ComStream Canada Inc. were then acquired by Spar. As part of this transaction, Spar forgave intercompany debt of $3,228,000 which has been reflected as a capital contribution in the accompanying consolidated financial statements.

The Company has incurred significant losses from operations and has a stockholder's deficit of $39.3 million at December 31, 1997. These matters raise doubt about the Company's ability to continue as a going concern. However, the Company has taken the following actions, partially mitigating these matters. In May 1997, the Components division, which incurred significant operating losses in 1996 and 1997, was divested for cash of $37.7 million. During the fourth quarter of 1997, the Company implemented a corporate restructuring and cost cutting initiative whereby 80 technical, sales and administrative positions were eliminated and certain facilities were consolidated. Also in the fourth quarter of 1997, the Company decided to divest or otherwise discontinue its

Satellite Global Access (SGA) division which had been negatively impacted by unfavorable economic conditions in its key market areas and had incurred operating losses since its inception in 1994. On April 16, 1998, the Company completed a definitive agreement to sell the SGA business to NSI Network Sciences International Ltd. for cash proceeds of $3,050,000 subject to certain adjustments. This transaction is expected to close in June 1998 (Note 11). These restructuring and divestiture actions were taken to position the remaining business segments to achieve a profitable level of operations. However, no assurances can be provided that the Company will be able to achieve profitable operating results. The Company's cash requirements, not internally funded by operations, have been funded by a revolving line of credit arrangement with its parent company, Spar. Spar has expressed its intent to continue funding the Company's results of operations through at least December 31, 1998. Therefore, the accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern and as a wholly-owned subsidiary of Spar.

The Company now operates primarily in North America (the United States and Canada) in two business segments in the satellite communications industry. The Satellite Products Division (SPD) designs, markets and manufactures satellite-based interactive modems and earth stations. In addition, SPD offers a family of products which provide one-way broadcast transmission of data, audio and video. The Broadband Products Division (BPD) manufactures and markets full-transponder satellite digital audio receivers for music providers and has designed and developed a PC broadband satellite receiver card which is an Internet and high-speed data networking product, which is expected to be marketed and manufactured beginning in 1998.

Basis of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries after elimination of all significant intercompany accounts and transactions.

Revenue Recognition

Revenue from product sales is generally recognized when products are shipped. Revenue related to the performance of nonrecurring engineering services is recognized as costs are incurred, consistent with the performance requirements of the related agreements.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risks consist primarily of trade receivables. The Company sells its products and services to a diverse group of customers throughout the world, primarily in the satellite communications industry. At December 31, 1997, no customer accounted for greater than 10% of trade accounts receivable. To reduce risk, the Company performs ongoing evaluations of its customers' credit worthiness and may require guarantees under letters of credit.

Major Customers

Two SPD customers each accounted for 11% of 1997 revenues, no customers represented greater than 10% of 1996 revenues and two SPD customers accounted for 19% and 12%, respectively, of 1995 revenues.

Export Revenues

Export revenues from North America as a percentage of total revenues follow:


                          1997  1996  1995
                          -----------------
Asia                      29%    42%   24%
Europe                    27     26    30
Latin and South America   11      4     7
                          -----------------
                          67%   72%   61%
                          -----------------
                          -----------------



Inventories

Inventories are stated at the lower of standard cost (which approximates actual cost), or market, using the first-in, first-out method.

Warranty Costs

The Company provides limited warranties on certain of its products and systems for periods generally not exceeding two years. The Company accrues estimated warranty costs for potential product liability and warranty claims based on the Company's claim experience. Such costs are accrued as cost of sales at the time revenue is recognized.

Property and Equipment

Property and equipment is stated at cost. Depreciation is provided on the straight-line basis over the estimated useful lives of the property, ranging from three to ten years. Leasehold improvements are amortized on a straight-line basis over the shorter of the life of the lease or the life of the improvements.

Intangible Assets

Intangible assets include costs of technology and goodwill arising from the 1992 purchase of ComStream Corporation and costs of acquired patents and licenses. Purchased technology and patents and licenses are amortized over the estimated useful lives of the related products, ranging from three to seven years; goodwill is amortized over 15 years.

Asset Impairment

Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of (SFAS 121), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. SFAS 121 also addresses the accounting for long-lived assets that are expected to be disposed of. There was no effect on the consolidated financial statements from the adoption of SFAS 121.

Employee Stock Options

The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25) and related Interpretations in accounting for its employee stock options and to adopt the "disclosure only" alternative treatment under Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123). SFAS 123 requires the use of fair value option valuation models that were not developed for use in valuing employee stock options. Under SFAS No. 123, deferred compensation is recorded for the excess of the fair value of the stock on the date of the option grant, over the exercise price of the option. The deferred compensation is amortized over the vesting period of the option.

Stock Split

In June 1997, the Company issued a 2-for-1 stock split. All shares and per share data in the accompanying consolidated financial statements have been adjusted to reflect the stock split.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. The industry in which the Company operates is characterized by rapid technological change and short product life cycles. As a result, estimates are required to provide for product obsolescence and warranty returns as well as other matters. Historically, actual amounts incurred for these matters have not varied significantly from estimated amounts.

Foreign Currency Translation

Financial statements of international subsidiaries are translated into U.S. dollars using the exchange rate at each balance sheet date for assets and liabilities and a weighted average exchange rate for each period for revenues, expenses, gains and losses. Where the local currency is the functional currency, translation adjustments are recorded as a separate component of stockholder's equity (deficit). Where the U.S. dollar is the functional currency, translation adjustments are recorded in income.

Reclassification

Certain prior year amounts have been reclassified to conform with the current year presentation.

New Accounting Standards

In June 1997, the Financial Accounting Standards Board (FASB) issued SFAS 130, Reporting Comprehensive Income, effective for fiscal years beginning after December 15, 1997. SFAS 130 requires that all components of comprehensive income, including net income, be reported in the financial statements in the period in which they are recognized. The Company's comprehensive loss will not be materially different than net loss as reported.

In June 1997, the FASB issued SFAS 131, Disclosures about Segments of an Enterprise and Related Information. SFAS 131 establishes standards for the way in which publicly held companies report financial and descriptive information about its operating segments in the financial statements for both interim and annual periods. The statement also requires additional disclosures with respect to products and services, geographic areas of operation and major customers. SFAS 131 is effective for fiscal years beginning after December 15, 1997. The Company's adoption of SFAS 131 will have no impact on the Company's consolidated results of operations, cash flows or financial position but may increase the level of disclosure of segment information.

Impact of Year 2000 (Unaudited)

The "Year 2000 Issue" addresses the problems created by the fact that most computer software programs have been written using two digits, rather that four, to represent a specific year (e.g., "97" would represent 1997). Such date-sensitive software programs may recognize a date using "00" as the year 1900 rather than the year 2000, which might result in system failures or miscalculations causing a disruption in operations, including among others, temporary inability to process normal accounting transactions, send invoices or engage in similar normal business activities. In addition, to the extent a company distributes products containing date-sensitive computer programs, a company may incur substantial costs and time creating or modifying existing software programs, inventory and returned products.

The Company completed an assessment of the impact of the Year 2000 Issue on its internal and external operations, and determined that it may be required to upgrade certain software programs it employs in the normal course of business and further may need to provide upgrades to products previously distributed to customers. The total cost of the Year 2000 Issue project is estimated to be less than $1.5 million, which includes items to be charged to operating expenses and items to be capitalized and amortized, and is estimated to be completed in 1999. The Company believes that the Year 2000 Issue will not have a material adverse effect on its operations or business.

The cost of the Year 2000 Issue project and the date on which the Company believes it will complete the Year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources and other factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ materially from those anticipated. Specific factors that might cause such material differences include, but are not limited to the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes, and similar uncertainties.

2.  Composition of Certain Balance Sheet Accounts


                                              December 31,
                                            1997        1996
                                          --------------------
                                             (in thousands)
Accounts receivable:
   Trade accounts receivable              $ 10,440    $  7,326
   Less allowance for doubtful accounts       (882)       (305)
                                          --------------------
                                          $  9,558    $  7,021
                                          --------------------
                                          --------------------



                                              December 31,
                                            1997        1996
                                          --------------------
                                             (in thousands)
Inventories:
   Purchased parts and components         $  3,044    $  3,099
   Work-in-process                           2,757       4,125
   Finished goods                              361       1,127

                                          $  6,162    $  8,351
                                          --------------------
                                          --------------------



                                                    December 31,
                                                 1997        1996
                                                --------------------
                                                  (in thousands)
Property and equipment:
   Machinery and equipment                     $ 11,039    $ 10,710
   Furniture and fixtures                           724       1,338
   Leasehold improvements                         1,366       1,053
                                                --------------------
                                                 13,129      13,101
Less accumulated depreciation and amortization   (6,192)     (3,340)
                                                --------------------
                                               $  6,937    $  9,761
                                                --------------------
                                                --------------------



                                              December 31,
                                            1997        1996
                                          --------------------
                                             (in thousands)
Intangible assets:
   Purchased technology                   $ 17,439    $ 17,439
   Goodwill                                  5,076       5,076
   Patents and licenses                        116         204
                                          --------------------
                                            22,631      22,719
Less accumulated amortization              (18,070)    (17,234)
                                          --------------------
                                          $  4,561    $  5,485
                                          --------------------
                                          --------------------




                                               December 31,
                                              1997     1996
                                           -------------------
                                              (in thousands)
Accounts payable and accrued liabilities:
   Accounts payable                         $ 4,429   $ 4,568
   Accrued compensation                       3,718     3,145
   Accrued warranty                             390       500
   Accrued other                              2,358     1,049
                                           -------------------
                                            $10,895   $ 9,262
                                           -------------------
                                           -------------------



3.  Income Taxes

The provision for income taxes from continuing operations is based on income
(loss) from continuing operations before income taxes as follows (in thousands):


                 1997       1996       1995
               ------------------------------
     U.S.      $(8,483)   $(3,612)   $(6,687)
     Foreign       829     (3,169)    (1,065)
               ------------------------------
               $(7,654)   $(6,781)   $(7,752)
               ------------------------------
               ------------------------------


Components of the provision for income taxes from continuing operations are as follows (in thousands):


                                                     1997     1996     1995
                                                     ----------------------
Current provision:
   State                                              $80     $ 2      $--
   Foreign                                             --       7        3
                                                     ----------------------
Total provision for income taxes from continuing
   operations                                         $80     $ 9      $ 3
                                                     ----------------------
                                                     ----------------------


The following is a reconciliation from the expected statutory federal income tax provision (benefit) to the Company's actual income tax provision (benefit) (in thousands):


                                                         1997        1996        1995
                                                       --------------------------------
US Federal corporate statutory rate                       35%         35%         35%
                                                       --------------------------------
                                                       --------------------------------

Continuing operations:
   Expected tax benefit                                $(2,679)    $(2,373)    $(2,713)
   State taxes, net of federal benefit                    (372)        (84)       (280)
   Increase in valuation allowance on deferred tax
     assets                                              3,537       2,518       2,373
   Other                                                  (406)        (52)        623
                                                       --------------------------------
   Actual tax provision                                $    80     $     9     $     3
                                                       --------------------------------
                                                       --------------------------------
Effective income tax rate                                   (1)%         0%          0%
                                                       --------------------------------
                                                       --------------------------------



                                                       1997        1996        1995
                                                     -------------------------------
Discontinued operations:
   Expected tax provision (benefit)                  $(7,409)    $(4,050)    $ 1,255
   State taxes, net of federal benefit                (1,029)       (154)        119
   Increase in valuation allowance on deferred tax
     assets                                            9,783       4,253      (1,480)
   Other                                              (1,345)        (49)        256
                                                     -------------------------------
   Actual tax provision (benefit)                       --          --       $   150
                                                     -------------------------------
                                                     -------------------------------

Effective income tax rate                                  0%          0%          5%
                                                     -------------------------------
                                                     -------------------------------


The components of the Company's total deferred taxes are as follows (in thousands):


                                          December 31,
                                        1997        1996
                                      --------------------
Deferred tax assets:
   Net operating loss carryforwards   $  7,927    $  5,492
   Reserves                             18,731       7,120
   Accrued expenses and other              556       2,436
                                      --------------------
   Total deferred tax assets            27,214      15,048
   Valuation allowance                 (26,345)    (13,816)
                                      --------------------
   Net deferred tax assets                 869       1,232

Deferred tax liabilities:
  Depreciation and other                  (443)       (609)
   Acquired intangibles                   (426)       (623)
                                      --------------------
Total deferred tax liabilities            (869)     (1,232)
                                      --------------------
                                      --------------------
Net deferred taxes                    $   --      $   --
                                      --------------------
                                      --------------------


At December 31, 1997, the Company had federal and California net operating loss
(NOL) carryforwards in the amount of $22.3 million and $2.2 million, respectively, which may be used to offset future taxable income. Federal and California NOLs will begin to expire in 2004 and 2001, respectively, unless previously utilized. The Company also had credit carryforwards available to offset federal tax liabilities in the amount of $317,000. These credits will begin to expire in 2000 unless previously utilized. The use of such losses and credits is currently subject to certain limitations. Additional annual limitations may be applicable in the event of certain future stock ownership changes.

4.  Employee Stock Option Plans

1994 Non-Qualified Share Option Plan

In December 1994, the Board of Directors of ComStream Inc. adopted the 1994 Non-Qualified Share Option Plan (1994 Option Plan). Under the 1994 Option Plan, the Board of Directors was authorized to grant options to officers and key employees to purchase up to 5,000,000 shares of ComStream Inc. common stock, at a price equal to the fair market value of the stock at the date of grant. Generally, options vest at 25% annually and are exercisable for up to ten years from the grant date. In 1995, the Board granted options for 993,000 shares at prices ranging from $4.85 to $5.40 per share. No options were granted in 1996 or 1997. Certain of the option agreements provide for the acceleration of vesting in the event of a change of control of the Company, as defined in the option agreement. As a result of such provisions, an additional 101,250 of the options outstanding at December 31, 1997 would become exercisable in the event of a change of control of the Company. In March 1997, all outstanding options granted under the 1994 Option Plan were exchanged for options to purchase common stock of ComStream Holdings, Inc. No further grants will be made under the 1994 Option Plan. In December 1997, all options outstanding under the Plan were canceled and reissued at $3.75 per share. At December 31, 1997, 540,876 options were outstanding, of which 355,662 were exercisable.

1995 Equity Incentive Plan

Under the terms of the 1995 Equity Incentive Plan (1995 Equity Plan) adopted by the Board of Directors of ComStream Corporation in October 1995, the Board was authorized to grant stock awards to employees, directors or consultants to purchase up to 2,000,000 shares of common stock of ComStream Corporation. The stock awards could be in the form of incentive stock options, nonstatutory stock options, stock bonuses or rights to purchase restricted stock or stock appreciation rights. The grants could be at a price not less than the fair market value of the stock at the date of grant for incentive stock options and not less than 85% of the fair market value at the date of grant for nonstatutory stock options. Generally, options vest at 25% per year (in no event less than 20% per year) and are exercisable for up to ten years from the grant date. In 1995 and 1996, the Board granted non-qualified options for 1,153,130 and 226,000 shares, respectively, at a price of $5.40 per share. In March 1997, all outstanding options granted under the 1995 Equity Plan were exchanged for options to purchase common stock of ComStream Holdings, Inc. There were no new grants made under the Plan during 1997. No further grants will be made under the 1995 Equity Plan. In December 1997, all options outstanding under the Plan were canceled and reissued at $3.75 per share. At December 31, 1997, 390,126 options were outstanding, of which 187,062 were exercisable.

1996 Equity Incentive Plan

In January 1996, the Board of Directors of ComStream Holdings, Inc. adopted the 1996 Equity Incentive Plan. Stock awards may be granted to employees, directors or consultants of the Company in the form of incentive stock options, nonstatutory stock options, stock bonuses, rights to purchase restricted stock, and stock appreciation rights.

The awards may be granted at prices not less than 85% of the fair market value of the stock at the time of the grant, except awards of incentive stock options which must be granted at 100% of fair market value. Options vest in periodic installments, but in no event less than 20% per year. All options are exercisable up to ten years from the date of grant. The Board granted non-qualified options for 1,350,818 and 191,650 shares in 1997 and 1996, respectively, at a price of $5.40 per share. In December 1997, all options outstanding under the Plan were canceled and reissued at $3.75 per share. At December 31, 1997, 1,264,818 options were outstanding, of which, 131,121 options were exercisable.

1996 Non-Qualified Stock Option Plan

In October 1996, the Board of Directors of ComStream Holdings, Inc. adopted the 1996 Non-Qualified Stock Option Plan. The Board may grant options to officers and key employees of the Company at the fair market value of the stock on the date of grant. Generally options vest at 25% per year and are exercisable up to ten years from the date of grant. The Board granted options for 400,000 and 750,000 shares in 1997 and 1996, respectively, at a price of $5.40 per share. The terms of the options granted under the 1996 Non-Qualified Plan provide for the acceleration of vesting in the event of a change of control of the Company, as defined in the option agreement. As a result of such provisions, all of the 280,000 options outstanding at December 31, 1997 would become exercisable in the event of a change in control of the Company. In December 1997, all options outstanding under the Plan were canceled and reissued at $3.75 per share. At December 31, 1997, 280,000 options were outstanding, of which, 5,000 were exercisable.

A summary of stock option activity under all the plans follows (in thousands, except per share data):


                                               Options Outstanding
                                              ----------------------
                               Options
                              Available for   Number of    Average
                                 Grant         Shares     Price Per
                                                           Share
                              --------------------------------------
Balance at December 31, 1994     2,475         2,525      $   4.85
   Additional reserved           2,000          --           --
   Granted                      (2,146)        2,146      $   5.31
   Canceled                        439          (439)     $   4.85
   Exercised                      --             (81)     $   4.85
                              --------------------------------------
Balance at December 31, 1995     2,768         4,151      $   5.09
   Additional reserved           4,500          --           --
   Granted                      (1,366)        1,366      $   5.40
   Canceled                        779          (779)     $   5.20
   Exercised                      --            (309)     $   4.85
                              -------------------------------------
Balance at December 31, 1996     6,681         4,429      $   5.18
   Granted*                     (4,308)        4,308      $   4.44
   Canceled*                     5,281        (5,281)     $   5.34
   Exercised                      --            (980)     $   4.85
                              --------------------------------------
Balance at December 31, 1997     7,654         2,476      $   3.75
                              --------------------------------------
                              --------------------------------------



----------
* options granted and canceled in 1997 include 2,507 options originally granted at prices ranging from $4.85 to $5.40 per share which were reissued at $3.75 per share.

At December 31, 1997, there were 10,130,000 shares of common stock reserved for future issuance pursuant to the terms of the various stock option plans. Under the various stock option plans, the Company, in circumstances as defined, has the right of first refusal to repurchase the options granted and the right to repurchase any shares issued pursuant to the options. In connection with the foregoing, during 1997, 1996 and 1995 the Company repurchased 980,106, 308,788 and 80,730 shares, respectively, of common stock of the Company from certain former employees.

The weighted average remaining contractual life of the options outstanding was
9.1 years at December 31, 1997.

Stock-Based Compensation

As permitted under FASB Statement No. 123, Accounting for Stock-Based Compensation (SFAS 123), the Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25) in accounting for stock-based awards to employees. Under APB 25, the Company generally recognizes no compensation expense with respect to such awards.

Pro forma information regarding net income and earnings per share is required by SFAS 123 for awards granted after December 31, 1994 as if the Company had accounted for its stock-based awards to employees under the fair value method of SFAS 123. The fair value of the Company's stock-based awards to employees was estimated using a minimum value option pricing model. Because the Company's stock-based awards to employees have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock-based awards to employees. The fair value of the Company's stock-based awards to employees was estimated assuming no expected dividends and the following weighted-average assumptions:


                            1997   1996   1995
                            -------------------
Expected life (years)       5.0    5.0    5.0
Risk-free interest rate     6.0%   6.0%   6.0%
Annual dividend yield        --     --     --


For pro forma purposes, the estimated fair value of the Company's stock-based awards to employees is amortized over the options' vesting period. The Company's pro forma information follows (in thousands):


                              1997       1996      1995
                           ------------------------------
Net loss     As reported   $(28,902)  $(18,362)  $(4,168)
             Pro forma     $(30,318)  $(19,265)  $(4,302)


Because SFAS 123 is applicable only to awards granted subsequent to December 31, 1994, its pro forma effect will not be fully reflected until approximately 1999.

The weighted-average fair value of options granted during 1997, 1996 and 1995 was $.97, $1.43 and $1.31 per share, respectively.

Incentive Phantom Stock Plan

Under the Incentive Phantom Stock Plan (Phantom Plan), which was adopted by the Board of Directors of ComStream Inc. in December 1994, the Board of Directors was authorized to grant up to 5,000,000 Phantom Stock Rights (PSRS) to key employees. Each PSR entitles employees to receive cash compensation in an amount equivalent to the excess of the market value of the stock at a future date over the grant price, subject to certain limits. In the event of an initial public offering (IPO), (i) the market value used to compute the increase in value from the grant date cannot exceed the IPO price; and (ii) vested amounts will become payable. The PSRs generally vest at 25% annually and become exercisable at the earlier of the completion of an IPO of the Company's common stock, the sixth anniversary of the grant date or termination of employment. In 1995, the Board granted 153,200 PSRs, respectively, at a price of $4.85 each. No PSRs were granted in 1996 and 1997. ComStream Holdings, Inc. has assumed the obligations of ComStream Inc. with respect to the Phantom Plan. No further grants will be made under the Phantom Plan. At December 31, 1997, 123,250 PSRs were outstanding, of which 83,436 were exercisable.

ComStream Shares to Appreciate and Reward Plan

The Company also has the Shares to Appreciate and Reward Plan (STAR), a stock appreciation rights plan for non-officer employees with at least three months of service who have not been granted options under any of the option plans or the Phantom Plan described above. New grants are made on January 2 and July 1 of each year. Each eligible employee receives 1,000 Phantom Stock Units (PSUs); each PSU gives the employee the right to receive cash compensation in an amount equivalent to the excess of the market value of the stock at a future date over the grant date. Such compensation is limited to one month of the employee's salary at the grant date. The PSUs vest at 25% annually and become exercisable at the earlier of the completion of an IPO of the Company's common stock, the sixth anniversary of the grant date or termination of employment. At December 31, 1997, a total of 217,500 PSUs were outstanding at price of $3.75 per share of which 88,000 were exercisable. The Company intends to terminate the STAR plan in the event of an IPO, although all rights granted prior to such date would continue.

Compensation expense which may accrue to employees under the Phantom Plan and the STAR Plan is initially measured at the grant date based on the fair value of the common stock, with adjustments made quarterly for fair value fluctuations. In 1997, 1996 and 1995 compensation expense of $0, $28,000 and $215,000, respectively, was recorded in the accompanying consolidated financial statements related to these plans.

5.  Employee Savings and Profit Sharing Plans

The 401(k) Savings Plan for ComStream Employees (Savings Plan) covers all full-time employees with 30 days of continuous service. Participating employees can contribute up to 15% of their compensation, subject to legal limits. The Company matches 35% of the participants' contributions, up to the first 7% of compensation. Employer matching contributions vest to the participants beginning in the second year at 40% and 20% per year thereafter.

Total matching contributions made under the plans were $388,000, $368,000 and $351,000 during 1997, 1996 and 1995, respectively.

6.  Transactions with Parent Company and Affiliated Companies

Spar provides the Company with various financial and administrative functions and services, including cash management, treasury, legal, tax, insurance, and general management services. The Company is charged associated direct costs and expenses for such functions. In addition, the Company, along with other companies affiliated with Spar, receives an allocation of certain management fees and indirect administrative costs. Management fees and indirect administrative costs charged to the Company by Spar totaled $570,000, $707,000 and $615,000 in 1997, 1996 and 1995, respectively. Such amounts are included in general and administrative expenses in the accompanying statement of operations. Also included in general and administrative expenses are certain costs allocated to the Company by Spar, primarily insurance, in the amounts of $260,000, $315,000 and $428,000 in 1997, 1996 and 1995, respectively.

On September 30,1997, ComStream Corporation purchased certain long-term contracts from ComStream Canada, Inc. All the shares of ComStream Canada Inc. were then acquired by Spar. As part of this transaction, Spar forgave intercompany debts of $3,228,000 which amounts have been reflected as a capital contribution in the accompanying consolidated financial statements.

In December 1993, Comtel declared and recorded a $25 million dividend payable to Spar. Notes payable to Spar were issued as payment of the dividend; the principal was due and payable December 31, 1995, with interest payable quarterly at prime plus 2%. Interest expense on the notes totaled $2,649,000 and $2,314,000 in 1995 and 1994, respectively. In December 1995, the notes payable to Spar were contributed to the Company's equity.

From time to time, the Company contracts with various companies affiliated with Spar on terms comparable to those with third parties.

7.  Credit Agreements

The Company's cash needs, not internally funded by operations, have been funded by a revolving line of credit arrangement from Spar. Outstanding advances bear interest at LIBOR plus 7/8% (7.3% at December 31, 1997); interest is due quarterly. Because the borrowings under this revolving loan with Spar have no defined maturity terms, the balance is classified as a long-term liability in the accompanying consolidated balance sheets. Interest expense on the revolving loan from Spar was $3,173,000, $3,705,000 and $2,167,000 in 1997, 1996 and 1995,
respectively.

In April 1997, Spar finalized a three-year term credit facility with a syndicate of Canadian chartered banks ("the Syndicate"), which was amended in early 1998, for borrowings up to $52.5 million with the Company as a co-borrower under this facility. This credit facility is subject to compliance with certain financial covenants by Spar. Borrowings under the facility are available at U.S. base rates and U.S. LIBOR rates plus the applicable grid pricing percentage (6.3% at December 31, 1997). In addition, through the Syndicate, the Company and Spar have a $28 million facility available for letters of credit or letters of guarantee. Borrowings under the credit facilities are secured by substantially all of the assets of the Company and Spar. As of December 31, 1997, the Company had borrowed $12 million under this facility. The proceeds were used to reduce the borrowings outstanding under the revolving line of credit with Spar. In connection with this term credit facility, certain financing fees amounting to $930,000 were allocated by Spar to the Company of which $287,000 has been charged to interest expense as of December 31, 1997.

8.  Commitments and Contingencies

Lease Obligations

The Company leases its facilities and certain equipment under noncancelable operating leases. Rent expense is recognized on a straight-line basis over the life of the related leases and totaled $1,955,000, $1,625,000 and $1,365,000 for 1997, 1996 and 1995, respectively. In April 1997, the Company signed a build-to-suit lease for new corporate headquarters for occupancy in early 1998. The minimum payments pursuant to this seven year operating lease are included below. The Company has the option to extend the new lease beyond the initial seven-year term.

Following is a schedule of future minimum payments under non-cancelable operating leases as of December 31, 1997 (in thousands):

                  1998         $ 2,508
                  1999           3,883
                  2000           2,945
                  2001           2,773
                  2002           2,912
                  Thereafter     6,545
                               --------
                               $21,566
                               --------
                               --------


The Company is attempting to secure sublease arrangements for facilities representing approximately $7.0 million of the noncancelable operating lease commitments identified in the table above. No assurance can be provided that the Company will be able to consummate such sublease arrangements.

Litigation

In August 1997, subsequent to the resolution of a dispute pursuant to which a customer of the Company's discontinued SGA Division signed a final acceptance certificate and a general release of all claims against the Company, such customer filed a civil lawsuit against the Company claiming damages in excess of $5 million. The Company believes that this case has no merit, intends to vigorously defend the action, and believes that the ultimate resolution of this matter will not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

The Company is also party to various legal proceedings arising in the normal course of business. In management's opinion, the outcome of these proceedings will not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

The Company has entered into several agreements which may require payment of certain royalties and/or license fees on revenues from the future use or sale of the technology developed under such agreements.

Purchase Obligations

The Company generally has commitments with certain suppliers and subcontract manufacturers to purchase certain components and estimates its non-cancelable obligations to be approximately $5.0 to $8.0 million at any given time.

In addition, the Company was committed to capital expenditures of approximately $2.2 million as of December 31, 1997 in connection with plans to relocate to new corporate headquarters.

Letters of Credit

The Company is contingently liable under letters of credit in the amount of approximately $2.5 million to guarantee liabilities accrued in the accounts.

9. Business Segment Information

The Company's continuing operations have been classified into two business segments previously described in Note 1: the Satellite Products Division (satellite modems and earth stations), and the Broadband Products Division (broadband products).

Summarized financial information by business segment is as follows (in thousands):

                                                              1997             1996              1995
                                                        ----------------------------------------------------
Revenue:
   SPD                                                        $50,124           $49,449          $64,356
   BPD                                                          5,799            11,079            5,858
                                                        ----------------------------------------------------
                                                              $55,923           $60,528          $70,214
                                                        ----------------------------------------------------
                                                        ----------------------------------------------------

Operating income (loss):
   SPD                                                       $  6,633          $  2,653         $ (3,692)
   BPD                                                         (7,057)           (5,965)             816
   Restructuring costs                                         (3,500)               --               --
                                                        ----------------------------------------------------
                                                             $ (3,924)         $ (3,312)        $ (2,876)
                                                        ----------------------------------------------------
                                                        ----------------------------------------------------

Depreciation and amortization:
   SPD                                                      $   3,658          $  3,276         $  7,428
   BPD                                                            400               245               23
                                                        ----------------------------------------------------
                                                            $   4,058          $  3,521         $  7,451
                                                        ----------------------------------------------------
                                                        ----------------------------------------------------

Capital expenditures:
   SPD                                                       $    753          $  1,637            2,091
   BPD                                                            368               546              674
                                                        ----------------------------------------------------

                                                             $  1,121          $  2,183          $ 2,765
                                                        ----------------------------------------------------
                                                        ----------------------------------------------------

Total assets:
   SPD                                                        $19,907           $21,146          $21,728
   BPD                                                          2,699             3,616            3,519
   Net assets of discontinued operations                           --            26,099           28,140
   Corporate                                                    9,237            12,169            7,671
                                                        ----------------------------------------------------
                                                              $31,843           $63,030          $61,058
                                                        ----------------------------------------------------
                                                        ----------------------------------------------------

Certain corporate administrative expenses are allocated to segments based upon the nature of the expense.

In November 1997, the Company announced a corporate restructuring and cost cutting initiative, and provided a restructuring charge of $3,500,000. Included in this restructuring charge was approximately $2,454,000 in termination benefits for 80 individuals in the technical, sales and administrative staff. The remaining balance of the charge was comprised of the remaining lease commitment of $625,000 and equipment to be disposed of with a net book value of $421,000. As of December 31, 1997, the remaining balance in the restructure accrual approximates $2,486,000 which comprises remaining termination benefits, lease commitments and equipment to be disposed of.

11. Discontinued Operations

Components Division

On May 23, 1997, the Company completed the sale of certain assets and liabilities of its broadband components ("Components") business for cash proceeds of $37.7 million and contingent proceeds of $11.5 million to be based upon the fiscal 1998 and 1999 revenue of the business sold. The Company sold certain inventory, equipment and intellectual property and the purchaser assumed certain employee related liabilities and warranty commitments. The net book value of assets transferred to the purchaser was approximately $4.3 million. The results of the Components business have been classified as discontinued operations in the accompanying financial statements. Components revenue accounted for $6.8 million, $37.9 million and $90.2 million in 1997, 1996 and 1995, respectively. Operating expenses of the discontinued operations include specifically identifiable research and development and sales and marketing expenses and certain allocated general and administrative expenses, including a portion of management salaries and related costs, which are not expected to be incurred subsequent to the discontinuance. Such allocated general and administrative expenses aggregated approximately $172,000, $1,700,000 and $2,000,000 in 1997, 1996 and 1995, respectively.

The proceeds received in connection with this transaction were used to reduce $36.4 million of the revolving line of credit from the parent company.

SGA Division

In December 1997, the Company's Board of Directors approved a strategic plan which included the divestiture of the SGA division. The results of the SGA division have been classified as discontinued operations in the accompanying financial statements. SGA revenue accounted for $29.8, $47.4 million and $23.6 million in 1997, 1996 and 1995, respectively. Operating expenses of the discontinued operations include specifically identifiable research and development and sales and marketing expenses and certain allocated general and administrative expenses, including a portion of management salaries and related costs, which are not expected to be incurred subsequent to discontinuance. Such allocated general and administrative expenses aggregated approximately $4,461,000, $3,282,000 and $1,384,000 in 1997, 1996 and 1995,
respectively.

On April 16, 1998, the Company completed a definitive agreement to sell the SGA business to NSI Network Sciences International Ltd. (NSI) for cash proceeds of $3,050,000, subject to certain adjustments. This agreement provides that the effective date of the transaction is to be April 1, 1998 and is expected to close in June 1998. NSI will acquire substantially all of the assets, principally trade accounts receivable, inventory and equipment, and certain liabilities of the SGA business. The carrying amount of the net assets to be acquired by NSI as of March 31, 1998 approximates $4.8 million (unaudited). The loss on disposal of the SGA division is comprised principally of three components: (i) obligations of the SGA division not assumed by NSI aggregating approximately $8.0 million; (ii) operating losses of the SGA division for the period from the measurement date to the estimated date of closing aggregating approximately $5.0 million; and (iii) the estimated difference between the net proceeds of the sale and the carrying value of the SGA division assets as of the closing date of the sale. It is at least reasonably possible that the NSI transaction may not ultimately be consummated and, in that event, the Company may incur additional costs up to $2.0 million with respect to the discontinuance of the SGA division.

 The net assets and liabilities related to discontinued operations consist of:

                                                                                      December 31,
                                                                                 1997             1996
                                                                           ----------------------------------
Accounts receivable, net                                                     $    3,618          $30,016
Inventory                                                                         5,121           11,244
Property and equipment, net                                                         445            3,439
Other assets                                                                        338              786
Accounts payable and accrued liabilities                                        (10,488)         (19,386)
Loss on disposal of the SGA division                                            (14,300)              --
                                                                           ----------------------------------
Total                                                                          $(15,266)         $26,099
                                                                           ----------------------------------
                                                                           ----------------------------------

                            ComStream Holdings, Inc.

          Unaudited Condensed Interim Consolidated Financial Statements

              Nine-month periods ended September 30, 1998 and 1997



                                    Contents


Unaudited Condensed Interim Consolidated Financial Statements

Consolidated Balance Sheet....................................................................................F-29
Consolidated Statements of Operations.........................................................................F-30
Consolidated Statements of Cash Flows.........................................................................F-31
Notes to Unaudited Condensed Interim Consolidated Financial Statements........................................F-32


                            ComStream Holdings, Inc.
                        Condensed Consolidated Balance Sheet
                                   (Unaudited)
                                 (in thousands)



                                                                  September 30,
                                                                       1998
                                                                  -------------

Current Assets:

  Cash & cash equivalents.......................................   $       344
  Accounts receivable, net......................................         5,336
  Inventories...................................................         5,926
  Prepaids and other current assets.............................           565
                                                                  ------------
     Total current assets.......................................        12,171
                                                                  ------------

Property and equipment--net.....................................         6,493

Other Assets:

  Goodwill......................................................         3,701
  Other assets..................................................           416
                                                                  ------------

     Total other assets.........................................         4,117
                                                                  ------------

     Total assets...............................................   $    22,781
                                                                  ------------
                                                                  ------------

Liabilities and Stockholders' Equity

Current liabilities:

  Accounts payable--trade.......................................   $     4,141
  Accrued liabilities...........................................         4,868
  Net liabilities and discontinued operations...................         1,275
  Taxes payable.................................................           546
                                                                  ------------
      Total current liabilities.................................        10,830
                                                                  ------------

Obligations under capital leases-LT Portion.....................            83
                                                                  ------------
      Total liabilities.........................................        10,913
                                                                  ------------

Stockholders' Equity:

  Common stock and additional capital...........................       115,737
  Accumulated deficit...........................................      (103,869)
                                                                  ------------
      Total stockholders' equity................................        11,868
                                                                  ------------

      Total liabilities and stockholders' equity................   $    22,781
                                                                  ------------
                                                                  ------------



The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

                            ComStream Holdings, Inc.
                 Condensed Consolidated Statements of Operations
                                   (Unaudited)
                                 (in thousands)


                                                              Nine months ended    Nine months ended
                                                                 September 30,        September 30,
                                                                    1998                  1997
                                                              ------------------   -----------------
Revenue ..............................................            $ 29,851             $ 41,196

Cost of revenue ......................................              21,382               24,487
                                                              ------------------   -----------------

Gross Profit .........................................               8,469               16,709

Operating Expenses:
  Selling and marketing ..............................               5,350                5,055
  Research and development ...........................               7,227                6,054
  General and administrative .........................               3,877                5,437
  Amortization of intangible assets ..................                 645                  642
                                                              ------------------   -----------------
Total Operating Expenses .............................              17,099               17,188
                                                              ------------------   -----------------
Operating loss .......................................              (8,630)                (479)

Interest expense (primarily with parent company) .....               3,240                2,805
                                                              ------------------   -----------------
Loss from continuing operations before income taxes ..             (11,870)              (3,284)
Provision for income taxes ...........................                 (76)                 (66)
                                                              ------------------   -----------------
Loss from continuing operations ......................             (11,946)              (3,350)
                                                              ------------------   -----------------

Discontinued operations:
      Loss from operations of Components division, net
      of income taxes of $0 ..........................                                   (6,811)

      Gain on disposal of Components division, net of
      income taxes of $0 .............................                                    28,956

      Loss from operations of Satellite Global Access
      division, net of income taxes of $0 ............                                    (7,459)
                                                              ------------------   -----------------
                                                                      --                  14,686
                                                              ------------------   -----------------

Net income (loss).....................................            $(11,946)             $ 11,336
                                                              ------------------   -----------------
                                                              ------------------   -----------------


The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

                            ComStream Holdings, Inc.
                 Condensed Consolidated Statements of Cash Flows
                                   (Unaudited)
                                 (in thousands)


                                                                     Nine months ended    Nine months ended
                                                                       September 30,         September 30,
                                                                           1998                  1997
                                                                    -------------------- ------------------
Operating activities
Net income (loss)...........................................            $ (11,946)            $  11,336
Adjustments to reconcile net income to net cash
      used in operating activities:
      Discontinued operations ..............................                 --                 (14,686)
      Depreciation and amortization ........................                2,309                 2,416
      Amortization of intangible assets ....................                  645                   642
      Increase (decrease) in cash resulting from changes in:
          Accounts receivable ..............................                4,222                (3,373)
          Inventories ......................................                  236                 2,654
          Due from affiliate companies .....................                1,249                   585
          Prepaid expenses and other current assets ........                1,578                (1,415)
          Accounts payable and accrued liabilities .........               (2,488)                 (696)
          Due to affiliate companies .......................               (4,337)                 (554)
          Income taxes payable .............................                  (28)                  (59)
                                                                    -------------------- ------------------
Net cash used in continuing operations .....................               (8,560)               (3,150)
Net cash used in discontinued operations ...................              (17,041)               (3,163)
                                                                    -------------------- ------------------
Net cash used in operating activities ......................              (25,601)               (6,313)
                                                                    -------------------- ------------------

Investing activities
Proceeds from the sale of discontinued operations ..........                3,050                37,672
Acquisition of property and equipment ......................               (1,615)                 (841)
Capital expenditures of discontinued operations ............                 (250)               (3,884)
Other ......................................................                  105                   375
                                                                    -------------------- ------------------
Net cash provided by investing activties ...................                1,290                33,322
                                                                    -------------------- ------------------

Financing activties
Proceeds from revolving line of credit from parent company .               80,319               125,050
Repayment of revolving line of credit from parent company ..              (64,393)             (151,138)
Proceeds from bank indebtedness ............................                 --                  27,000
Repayment of bank indebtedness .............................              (12,000)              (27,000)
Contribution of additional capital from parent company .....               20,000                  --
                                                                    -------------------- ------------------
Net cash provided by (used in) financing activties .........               23,926               (26,088)
                                                                    -------------------- ------------------

                                                                    -------------------- ------------------
Increase (decrease) in cash ................................                 (385)                  921
Cash at beginning of period ................................                  729                 2,377
                                                                    -------------------- ------------------
                                                                    -------------------- ------------------
Cash at end of period ......................................            $     344             $   3,298
                                                                    -------------------- ------------------
                                                                    -------------------- ------------------


The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

                            ComStream Holdings, Inc.
     Notes To Unaudited Condensed Interim Consolidated Financial Statements

1. Basis of Presentation

The unaudited condensed interim consolidated financial statements of ComStream Holdings, Inc. ("Comstream" or the "Company") should be read in conjunction with the Company's audited financial statements as of December 31, 1997 and 1996 and the related consolidated statements of operations, stockholder's equity (deficit) and cash flows for each of the three years in the period ended December 31, 1997. Comstream was a wholly owned subsidiary of Spar Aerospace Limited ("Spar").

2. Discontinued Operations

[a] Components Division

On May 23, 1997, the Company completed the sale of certain assets and liabilities of its broadband components ("Components") business for cash proceeds of $37.7 million and contingent proceeds of $11.5 million to be based upon the fiscal 1998 and 1999 revenue of the business sold. The Company sold certain inventory, equipment and intellectual property and the purchaser assumed certain employee related liabilities and warranty commitments. The results of the Components business have been classified as discontinued operations in the accompanying consolidated financial statements. The proceeds received in connection with this transaction were used to reduce $36.4 million of the revolving line of credit from Spar.

[b] SGA Division

On June 26, 1998 the Company completed a definitive agreement to sell the Satellite Global Access ("SGA") business to NSI Network Sciences International Ltd. (NSI) for cash proceeds of $3,050,000, subject to certain adjustments. NSI acquired substantially all of the assets, principally trade accounts receivable, inventory and equipment, and the purchaser assumed certain liabilities of the SGA business. The results of the SGA division have been classified as discontinued operations in the accompanying consolidated financial statements

3. Contribution of Additional Capital

In August 1998, Spar contributed $20.0 million of additional capital to the Company. The Company used these funds to repay bank indebtedness and to repay, in part, advances from Spar under a revolving line of credit arrangement. Approximately $43.1 million of the revolving line of credit from Spar could not be repaid and this amount has been forgiven by Spar. The extinguishment of debt with Spar has been reflected as a contribution of additional capital in these interim consolidated financial statements.

4. Subsequent Event

On October 15, 1998, Radyne Corp. completed the acquisition of all of the outstanding shares of common stock of Comstream from Spar for an aggregate purchase price of $17.0 million consisting of $10.0 million in cash and a $7.0 million convertible promissory note.

                                  Radyne Corp.

          Pro Forma Condensed Combined Financial Statements (Unaudited)

     The attached unaudited pro forma condensed combined balance sheet for the nine months ended September 30, 1998 and statement of operations for the nine months ended September 30, 1998 and year ended December 31, 1997 give effect to the purchase by the Company of all of the outstanding shares of common stock of Comstream as of the beginning of the periods presented, for an aggregate purchase price of $17,000,000, of which $10 million was paid in cash at the closing, using funds borrowed from the Company's controlling shareholder, and $7 million will be payable up to nine months thereafter pursuant to a note which is convertible into the Company's Common Stock, under certain circumstances. Accordingly, the acquired assets and liabilities were recorded at their estimated fair market value at the date of acquisition. The pro forma condensed combined statements of operations assume that the acquisition took place at the beginning of each period presented and combine the Company's and Comstream's results of operations for the year ended December 31, 1997 and the nine months ended September 30, 1998. The unaudited pro forma condensed combined balance sheet combines the Company's balance sheet as of September 30, 1998 with Comstream's balance sheet as of September 30, 1998, giving effect to the Acquisition as if it had occurred on September 30, 1998.

                                    Contents




Pro Forma Condensed Combined Balance Sheet as of September 30, 1998............................................F-34
Pro Forma Condensed Combined Statement of Operations for the Nine Month Period Ended September 30, 1998........F-35
Pro Forma Condensed Combined Statement of Operations for the Year Ended December 31, 1997......................F-36
Notes to Pro Forma Condensed Combined Financial Statements.....................................................F-37


                                  Radyne Corp.
                   Pro Forma Condensed Combined Balance Sheet
                         September 30, 1998 (Unaudited)
                                 (in thousands)

                                                           Radyne        Comstream                                  Pro Forma
                                                          Unaudited      Unaudited      Adjustments       Notes     Combined
                                                          ---------      ---------      -----------       -----     ----------
Current Assets:
Cash & Cash Equivalents                                   $     776      $     344      $        --                 $    1,120
Restricted Cash                                              10,000             --          (10,000) a                      --
Accounts Receivable, net                                      2,198          5,336                                       7,534
Inventories                                                   4,269          5,926                                      10,195
Prepaids and Other Current Assets                               453            565                                       1,018
                                                        -----------------------------------------------------------------------
     Total Current Assets                                    17,696         12,171          (10,000)                    19,867
                                                        -----------------------------------------------------------------------
Property and Equipment - Net                                  1,488          6,493           (1,150) b                   6,831

Other Assets:
Goodwill                                                                     3,701           (3,701) b                   2,508
                                                                                              2,508  b
Purchased Technology                                                                          2,500  b                   2,500
Other Assets                                                    351            416                                         767
                                                        -----------------------------------------------------------------------
     Total Other Assets                                         351          4,117            1,307                      5,775
                                                        -----------------------------------------------------------------------
     Total Assets                                         $  19,535      $  22,781      $    (9,843)                $   32,473
                                                        -----------------------------------------------------------------------
                                                        -----------------------------------------------------------------------
Liabilities and Stockholders'
Capital Deficiency
Current liabilities:
Notes payable under lines of credit                       $   5,500      $      --      $        --                 $    5,500
Notes payable to affiliates-Current                          15,618                                                     15,618
Convertible promissory note payable to                                                        7,000  a                   7,000
Spar
Obligations under capital
leases-Current Portion                                           78                                                        78
Accounts Payable - trade                                      1,022          4,141              300  b                  5,463
Accrued Liabilities                                           1,124          4,868           (1,400) a                  6,192
                                                                                              1,600  b                     --
Net liabilities of discontinued operations                                   1,275           (1,275) a                     --
Taxes payable                                                    54            546                                        600
                                                        -----------------------------------------------------------------------
     Total Current Liabilities                               23,396         10,830            6,225                    40,451
                                                        -----------------------------------------------------------------------
Obligations under capital leases-LT                              38             83                                        121
                                                        -----------------------------------------------------------------------
Portion
     Total Liabilities                                       23,434         10,913            6,225                    40,572
                                                        -----------------------------------------------------------------------
Stockholders' Capital Deficiency:
Common Stock & Additional Paid-In                             5,706        115,737         (115,737) a                  5,706
Capital
Accumulated Deficit                                          (9,605)      (103,869)         103,869  a                (13,805)
                                                                                             (4,200) c
                                                        -----------------------------------------------------------------------
Total Stockholders' Capital Deficiency                       (3,899)        11,868          (16,068)                   (8,099)
                                                        -----------------------------------------------------------------------
  Total Liabilities and Stockholders'                   $    19,535      $  22,781        $  (9,843)                $  32,473
Capital Deficiency                                      -----------------------------------------------------------------------
                                                        -----------------------------------------------------------------------

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

                               RADYNE CORPORATION
               PROFORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
         For the nine month period ended September 30, 1998 (Unaudited)
                      (in thousands except per share data)

                                                                                Pro Forma                 Pro Forma
                                                     Radyne     Comstream      Adjustments     Notes       Combined
                                                     ------     ---------      -----------     -----     -----------
Sales                                              $   9,974    $   29,851     $        --               $    39,825

Cost of sales                                          7,705        21,382                                    29,087


Gross Profit                                           2,269         8,469              --                    10,738


Operating Expenses:
  Selling, general and administrative                  2,373         9,227                                    11,600

  Research and development                             1,945         7,227                                     9,172

  Amortization of intangible assets                      171           645            (645) d                    572

                                                                                       401  d
                                                -------------  -------------    -------------           -------------
Total Operating Expenses                               4,489        17,099            (244)                   21,344
                                                -------------  -------------    -------------           -------------
Operating income (loss)                               (2,220)       (8,630)            244                   (10,606)

Interest expense                                         569         3,240          (3,240) e                  1,580

                                                                                     1,011  e
                                                -------------  -------------    -------------           -------------
Income (loss) from continuing operations
before income taxes                               $   (2,789)   $  (11,870)    $     2,473               $   (12,186)
                                                -------------   ----------     -----------              -------------
                                                -------------   ----------     -----------              -------------

Loss per share                                    $    (0.47)                                            $     (2.05)
                                                -------------                                           -------------
                                                -------------                                           -------------

Weighted average number of common shares           5,931,346                                               5,931,346
outstanding                                     -------------                                           -------------
                                                -------------                                           -------------

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

                                  RADYNE CORP.
               PROFORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                For the year ended December 31, 1997 (Unaudited)
                      (in thousands except per share data)


                                                                                Pro Forma                   Pro Forma
                                                 Radyne         Comstream       Adjustments     Notes       Combined
                                                 ------         ---------       -----------     -----       ---------
                                                 Audited         Audited
                                                 ------          -------
Sales                                         $     13,446      $   55,923      $       --                 $     69,369

Cost of sales                                        8,022          32,624                                       40,646

Gross Profit                                         5,424          23,299               --                       28,723

Operating Expenses:
  Selling, general & administrative                  4,242          14,620                                       18,862

  Research and development                           2,262           8,267                                       10,529

  Amortization of intangible assets                                    836            (836) d                        --

                                                                                       535  d                       535

  Restructuring costs                                                3,500                                        3,500

                                              -------------     ------------    ------------               -------------
Total Operating Expenses                             6,504          27,223            (301)                      33,426
                                              -------------     ------------    ------------               -------------
Operating income (loss)                             (1,080)         (3,924)            301                       (4,703)

Interest expense                                       677           3,632          (3,632) e                     2,025

                                                                                     1,348  e


Other Expense                                                           98                                           98
                                              -------------     ------------    ------------               -------------
Income (loss) from continuing operations
before income taxes                           $     (1,757)     $   (7,654)     $    2,585                 $     (6,826)
                                              -------------     ------------    ------------               -------------
                                              -------------     ------------    ------------               -------------
Loss per share                                $      (0.35)                                                $      (1.36)
                                              -------------                                                -------------
                                              -------------                                                -------------
Weighted average number of common shares
outstanding                                      5,012,664                                                    5,012,664
                                              -------------                                                -------------
                                              -------------                                                -------------

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

                                  Radyne Corp.
      Notes To Unaudited Pro Forma Condensed Combined Financial Statements

(1)  Basis of Accounting

On October 15, 1998, Radyne Corp. ("Radyne") completed the acquisition of all of the outstanding shares of common stock of ComStream Holdings, Inc. ("Comstream") from Spar Aerospace Limited ("Spar") for an aggregate purchase price of $17.0 million consisting of $10.0 million in cash and a $7.0 million convertible promissory note.

The pro forma unaudited condensed combined balance sheet gives effect to the acquisition as if the transaction had taken place on September 30, 1998 and combines Radyne unaudited September 30, 1998 balance sheet amounts with Comstream September 30, 1998 unaudited consolidated balance sheet amounts.

The pro forma unaudited condensed combined statement of operations for the year ended December 31, 1997 is presented using the Radyne audited statement of operations for the year ended December 31, 1997 combined with the Comstream audited year ended December 31, 1997 consolidated statement of operations, as if the transaction had taken place on January 1, 1997.

The pro forma unaudited condensed combined statement of operations for the nine months ended September 30, 1998 is presented using the Radyne unaudited statement of operations for the nine months ended September 30, 1998 combined with the Comstream unaudited consolidated statement of operations for the nine months ended September 30, 1998, as if the transaction had taken place on January 1, 1998.

The pro forma condensed combined financial statements should be read in conjunction with the audited financial statements and notes thereto of Radyne and with the audited consolidated financial statements and notes thereto of Comstream.

The pro forma combined statements of operations are not necessarily indicative of the future results of operations of Radyne or the results of operations which would have resulted had Radyne and Comstream been combined during the periods presented. In addition, the pro forma results are not intended to be a projection of future results.


(2) Pro Forma Condensed Combined Balance Sheet and Pro Forma Condensed Combined Statement of Operations

The accompanying pro forma adjustments reflect adjustments for the following items:

     a) Reduction of Radyne's Restricted Cash balance of $10,000,000 for the cash remitted to Spar and recognition of the $7,000,000 convertible promissory note. This note is convertible to common shares of the Company at the rate of $3.73 per common share. Accrued liabilities and net liabilities of discontinued operations were reduced by $1,400,000 and $1,275,000 respectively as Spar has provided Radyne with an indemnity related to certain liabilities previously recorded in the accounts of Comstream. The common stock and additional paid-in capital and retained earnings of Comstream were eliminated in their entirety as a result of using the "purchase method" of accounting.

     b) Radyne Corp. paid a total of $17,000,000 for assets with a fair value of $14,492,000 resulting in an excess of the purchase price over the fair value of the net assets acquired (goodwill) of $2,508,000. The fair value of the purchased technology and the in-process research and development has been determined through an independent valuation utilizing the Discounted

          Cash Flow method within the Income approach. This valuation considered the commercial profits and growth prospects of the existing product lines of Comstream and of the products in development for which technological feasibility had not been attained as of the transaction date. A summary of the allocation of fair values is as follows:


             Description                                                   Fair Value
             -----------                                                   ----------
             Cash                                                        $       344,000
             ---------------------------------------------------------------------------------
             Accounts receivable                                               5,336,000
             ---------------------------------------------------------------------------------
             Inventory                                                         5,926,000
             ---------------------------------------------------------------------------------
             Prepaids and other current assets                                   565,000
             ---------------------------------------------------------------------------------
             Property and equipment                                            5,343,000
             ---------------------------------------------------------------------------------
             Other assets                                                        416,000
             ---------------------------------------------------------------------------------
             Purchased technology                                              2,500,000
             ---------------------------------------------------------------------------------
             In-process research and development                               4,200,000
             ---------------------------------------------------------------------------------
             Assumed liabilities                                              (8,538,000)
             ---------------------------------------------------------------------------------
             Accrued severance costs                                          (1,600,000)
                                                                            --------------
             ---------------------------------------------------------------------------------
             Total fair value                                                 14,492,000
             ---------------------------------------------------------------------------------
             Consideration exchanged                                          17,000,000
                                                                            --------------
             ---------------------------------------------------------------------------------
             Excess of purchase price over fair value of assets          $     2,508,000
             acquired                                                       --------------
                                                                            --------------
             ---------------------------------------------------------------------------------

     c) The fair value of acquired in-process research and development of $4,200,000 is expected to be expensed in the period in which the acquisition is completed. This amount is shown as an increase in the accumulated deficit in the accompanying pro forma condensed combined balance sheet. It has not been shown as an expense in the accompanying pro forma condensed combined statements of operations.

     d) Amortization expense related to goodwill on Comstream's balance sheet has been eliminated. Amortization of purchased technology and goodwill related to the Comstream acquisition has been recorded based on estimated useful lives of 6.25 years and 15 years, respectively.

     e) Interest expense incurred by Comstream, primarily related to borrowings pursuant to a revolving line of credit arrangement with Spar has been eliminated. Interest expense has been recorded as if the companies had been combined during the same periods after giving effect to the $7,000,000, 8% convertible promissory note due to Spar and the $10,000,000, 6.375% note payable to Stetsys US, Inc. Interest expense has also been adjusted to reflect the 1.0% facility fee payable to Citibank, N.A. in connection with the increase in the uncommitted line of credit facility with Citibank, N.A. credit from $5,500,000 to $20,500,000.

      No dealer, salesman, or any other person has been authorized to give any information or to make any representation not contained in this Prospectus in connection with this offering. If given or made, you should not rely upon such information or representation as having been authorized by Radyne Corp. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction. You should not assume based on the delivery of this Prospectus or the execution of sales under this Prospectus that the information in this document remains current.

                              ---------------------

                                TABLE OF CONTENTS

Where You Can Find More Information .............................  i
Summary of the Rights Offering ..................................  3
Risk Factors ....................................................  6
Purpose of the Rights Offering and Use of Proceeds .............. 14
Dilution ........................................................ 15
The Rights Offering ............................................. 17
Certain Federal Income Tax Consequences ......................... 23
Price Range of Common Stock ..................................... 25
Dividend Policy ................................................. 25
Business ........................................................ 26
Description of Capital Stock .................................... 39
Shares Eligible for Future Sales ................................ 39
Legal Matters ................................................... 40
Experts ......................................................... 40
Special Note Regarding Forward-Looking Statements ............... 41
Glossary ........................................................ 42


                                4,745,076 Shares

                                  RADYNE CORP.
                                  Common Stock

                              ---------------------

                                   PROSPECTUS

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

      The following is an itemization of all expenses (subject to future contingencies) incurred or expected to be incurred by Radyne Corp. in connection with the issuance and distribution of the securities being offered hereby (items marked with an asterisk (*) represent estimated expenses):

   SEC Registration Fee .........................................
   Legal Fees and Expenses ......................................  150,000*
   Blue Sky Fees (including counsel fees) .......................   20,000*
   Accounting Fees and Expenses .................................   55,000*
   Transfer Agent and Registrar Fees ............................    7,500*
   Printing and Engraving Expenses ..............................   50,000*
   Miscellaneous ................................................   12,579*
   Total ........................................................  300,000


ITEM 15. INDEMNIFICATION OF OFFICERS AND DIRECTORS

      New York Business Corporation Law, Article 7, enables a corporation in its original certificate of incorporation, or an amendment thereto validly approved by stockholders, to eliminate or limit personal liability of members of its Board of Directors for violations of a director's fiduciary duty of care. However, the elimination or limitation shall not apply where there has been bad faith, intentional misconduct or a knowing violation of law, the payment of a dividend or approval of a stock repurchase which is deemed illegal, any other violation of Section 719 of the New York Business Corporation Law, or a financial profit or other advantage to which the director was not legally entitled. Radyne Corp's Certificate of Incorporation includes the following language:

            "SEVENTH: A director of the Corporation shall not be personally liable to the Corporation or its shareholders for damages for any breach of duty as a director; provided that, except as hereinafter provided, this Article SEVENTH shall neither eliminate nor limit liability: (a) if a judgment or final adjudication adverse to the director establishes that (i) the director's acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law, (ii) the director personally gained in fact a financial profit or other advantage to which the director was not legally entitled, or (iii) the director's acts violated Section 719 of the New York Business Corporation Law; or (b) for any act or omission prior to the effectiveness of this Article SEVENTH. If the Corporation hereafter may by law be permitted to further eliminate or limit the personal liability of directors, then pursuant hereto the liability of a director of the Corporation shall, at such time, automatically be further eliminated or limited to the fullest extent permitted by law. Any repeal of or modification to the provisions of this Article SEVENTH shall not adversely affect any right or protection of a director of the Corporation existing pursuant to this Article SEVENTH immediately prior to such repeal or modification.

            EIGHTH: The Corporation may, to the fullest extent permitted by
            Section 721 through 726 of the Business Corporation Law of New York, indemnify any and all directors and officers whom it shall have power to indemnify under the said sections from and against any and all of the expenses, liabilities or other matters referred to in or covered by such section of the Business Corporation Law, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which the persons so indemnified may be entitled under any By-Law, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his/her official capacity and as to action in another capacity by holding such office, and shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person."

ITEM 16. EXHIBITS

      (a) The following exhibits are filed herewith:


       EXHIBIT NO.
       -----------
          2.1*      Stock Purchase Agreement dated August 28, 1998 between Spar
                    Aerospace Limited and Radyne Corp.
          5.1       Opinion of Dorsey & Whitney LLP
          8.1       Opinion of Dorsey & Whitney LLP
          10.1**    1996 Incentive Stock Option Plan
          10.2***   Employment Agreement with Robert C. Fitting (Radyne
                    Termsheet)
          10.3      Lease between ADI Communication Partners, L.P. and Comstream dated April 23, 1997
          10.4      First Amendment to lease between ADI Communication Partners
                    L.P. and Comstream dated July 16, 1997
          10.5      Second Amendment to Lease between Kilroy Realty, L.P. and
                    Comstream dated November 18, 1998.
          10.6      Indemnity Agreement between Pacific Bell Corporation and
                    Comstream dated November 18, 1998.
          10.7****  Lease for facility in Phoenix, Arizona
          10.8***** Amendment to 1996 Incentive Stock Option Plan
          10.9      Letter Agreement between Spar and Radyne Corp. dated
                    November 18, 1998
          13.1      Annual Report to Security Holders on Form 10-K for the year ended December 31, 1997
          13.2      Quarterly Report on Form 10-Q for the quarter ended March
                    31, 1998



          13.3      Quarterly Report on Form 10-Q for the quarter ended June 30,
                    1998
          13.4      Quarterly Report on Form 10-Q for the quarter ended
                    September 30, 1998
          23.1      Consent of Deloitte & Touche LLP
          23.2      Consent of Ernst & Young LLP
          23.3      Consent of Dorsey & Whitney LLP (contained in the opinion
                    filed as Exhibit 5.1)
          23.4      Consent of Dorsey & Whitney LLP (contained in the opinion
                    filed as Exhibit 8.1)
          24.1      Power of Attorney (set forth on the signature page hereof)


----------

          * Incorporated by reference from Registrant's Form 8-K filed on August 28, 1998.
          ** Incorporated by reference from Registrant's Registration Statement on Form S-8, dated and declared effective on March 12, 1997.
          *** Incorporated by reference from Registrant's amended Registrant Statement on Form S-1, dated May 8, 1997 and declared effective on May 12, 1997.
          **** Incorporated by reference from Registrant's Annual Report on Form 10-K for the year Ended December 31, 1997.
          ***** Incorporated by reference from Registrant's Registration Statement on Form S-8, dated and declared effective on November 18, 1998.

ITEM 17. UNDERTAKINGS.

            The undersigned registrant hereby undertakes:

      (1) To file, during any period in which offers of sales are being made, a post-effective amendment to this registration statement:

            (i) To include any prospectus required by Section 10(a)(30) of the Securities Act of 1933;

            (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

            (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;"

      PROVIDED, HOWEVER, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statements.

      (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (4) If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Rule 3-19 of this chapter at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(3) of the Act need not be furnished, PROVIDED, that the registrant includes in the prospectus, by means of a post effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of this chapter if such financial Statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

      (5) The undersigned registrant hereby undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer and the terms of any subsequent reoffering thereof.

      (6) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

      (7) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

      In accordance with the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Phoenix, Arizona on January 6,1999.

                                       RADYNE CORP.


                                       By: /s/ Robert C. Fitting
                                          --------------------------------------
                                             Robert C. Fitting, President and
                                                 Chief Executive Officer

                            POWER OF ATTORNEY

      KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert C. Fitting and Lim Ming Seong or any one of them, his true lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him and in his name, place, and stead, in any and all capacities, to sign any and all pre- or post-effective amendments to this Registration Statement, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


   SIGNATURE                           TITLE                       DATE
   ---------                           -----                       ----

/s/ Robert C. Fitting
---------------------
Robert C. Fitting        Chief Executive Officer, President   January 6,1999

/s/ Garry D. Kline
------------------
Garry D. Kline           Vice President-Finance, Chief        January 6,1999
                         Financial Officer
/s/ Robert A. Grimes
--------------------
Robert A. Grimes         Director                             January 6,1999

/s/ Lim Ming Seong
------------------
Lim Ming Seong           Chairman of the Board of Directors   January 6,1999

/s/ Lee Yip Loi
-----------------
Lee Yip Loi              Director                             January 6,1999


-----------------
Chan Wee Piak            Director                             January 6,1999

/s/ Dennis Elliott
------------------
Dennis Elliott           Director                             January 6,1999


                                  EXHIBIT INDEX


   Exhibit No.
   -----------
      5.1   Opinion of Dorsey & Whitney LLP
      8.1   Opinion of Dorsey & Whitney LLP
      10.3  Lease between ADI Communication Partners, L.P. and Comstream dated
            April 23, 1997
      10.4  First Amendment to Lease between ADI Communication Partners, L.P.
            and Comstream dated July 16, 1997
      10.5  Second Amendment to Lease between Kilroy Realty, L.P. and Comstream dated November 18, 1998
      10.6  Indemnity Agreement between Pacific Bell Corporation and Comstream
      10.7  Lease for facility in Phoenix, Arizona
      10.8  Amendment to 1996 Incentive Stock Option Plan
      10.9  Letter Agreement between Spar and Radyne Corp. dated November
            18, 1998
      13.1  Annual Report to Security Holders on Form 10-K for the year ended
            December 31, 1997
      13.2  Quarterly Report on Form 10-Q for the quarter ended March 31, 1998
      13.3  Quarterly Report on Form 10-Q for the quarter ended June 30, 1998
      13.4  Quarterly Report on Form 10-0 for the quarter ended September 30,
            1998
      23.1  Consent of Deloitte & Touche LLP*
      23.2  Consent of Ernst & Young LLP*
      23.3  Consent of Dorsey & Whitney LLP (contained in the Opinion filed as
            Exhibit 5.1)
      23.4  Consent of Dorsey & Whitney LLP (contained in the Opinion filed as
            Exhibit 8.1)
      24.1  Power of Attorney (set forth on the signature page hereof)

* To be filed by amendment.
